Exhibit 99.2

Deeper, Faster, DisciplinedTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N ERaymond ChunPresident and CEO

Caution Regarding Forward-Looking StatementsT D I N V E S T O R D A Y 2 0 2 5

A scaled, diversified North American bank with global reach

$2.1T Assets[1]

$958B Loans[1,2]

$1.3T Deposits[1]

$542B AUM[1,3]

$710B AUA[1,3]



U.S.[4,5]
Canadian Personal Bank
~25%[6]
U.S. Retail
~26%[6]
TD
$54B
Revenue[6,7]
Canadian Business Bank
~11%[6]
Wholesale Banking
~13%[6]
Canada[4]
Wealth Management
~11%[6]
Insurance
~14%[6]

170 years in Canada

Top **2** bank[1,8]

20 years in U.S.

Top **10** bank[1,8]

2 — TD INVESTOR DAY 2025

Strong client franchises across our geographies Canada U.S. Retail Wholesale Banking Canada’s premier retail Most valuable 17 MM 10 MM+ TDS + Global reach Top tier brand banking franchise brand1 clients2 clients13 TD Cowen #2 in Lending17 & Debt 3 2MM Business # 8 in C&I loans14 Origination18 in Canada Bank 1 in 3 CanadiansBank clients4 #7 in U.S. ECM & #6 in # 9 in deposit share15 Convertibles17 Canadian Personal Bank Canadian Business Bank N Top 3 # 1 core deposits5, #2 deposits and credit8 deposit share in 80% of footprint16 Operating in 15 countries# 2 credit cards6, #2 RESL7 (New York, Boston, Philadelphia) Wealth Management Insurance Twohirds of stores Full-service platform# 1 direct investing9 #1 direct insurer12 in top 10 markets nationally driving growth in the U.S.# 1 institutional AUM10 #3 personal lines insurer12 # 1 fastest growing bank-owned Private Wealth Management11 3 — T D I N V E S T O R D A Y 2 0 2 5

Leading core deposits advantage enables higher earnings and industry-leading capital generation

Leading core deposit franchise

70%
FY'24 P&C deposit funding ratio vs. **54% for peers[1]** in Canada

138%
Liquidity coverage ratio[2] as of Q3'25

Superior capital generation

+10 bps *(Reported)*

+17 bps *(Adj.[3])*

FY'15-24 average annual reported / adjusted[3] organic capital generation[4] vs. peers[1] **(Reported: 53bps TD, 43bps peers[1]; Adj.[3]: 69bps TD, 52bps peers[1])**

14.8%
CET1 ratio[5] as of Q3'25

Enduring impact

Strong source of **low-cost deposits**

Giving us a fundamental and enduring **earnings advantage**

Further enabling industry-leading organic **capital generation**

4 — TD INVESTOR DAY 2025

Credit Cards 4 % Personal Loans 24% 34%4 U.S.RESL 35% 66 % CanadaBusiness & 37 % Government Loans by Loans by type geography $10B Allowance for credit losses as of Q3’25<1% of Gross Loans most sensitive to policy & trade actions5as of Q3’255 — T D I N V E S T O R D A Y 2 0 2 5

AML remediation is our #1 priority

Key actions & updates

Management remediation is on track with costs expected to be stable through FY'26[1]

We have brought in the right talent and expertise to lead our AML remediation efforts

Investments have been made in technology and processes to strengthen our controls

Steps are being taken to adapt and reinforce our culture to position TD for the future

6 — TD INVESTOR DAY 2025

Going forward, a dynamic environment demands that we adaptGeopolitical Macroeconomic Disruptive Newrisks environment technologies innovations7 — T D I N V E S T O R D A Y 2 0 2 5

Return on Equity (ROE)1 Diluted Earnings Per Share (EPS)1 5yr Total Shareholder Return2 5yr CAGR1 # 2 # 3 # 1 # 3 + 340 bps Reported ROE Reported Diluted EPS 5yr CAGR above peer average4 14.5% 8.2% 8.6% -5.5 % FY’ 14—FY’195 8 — T D I N V E S T O R D A Y 2 0 2 5

Our Strategic Review has revealed where we must do better

Strategically & Operationally
Deepen relationships with our clients across TD
Optimize distribution to meet clients where they desire
Drive digital leadership across all our businesses
Modernize technology & harness AI for productivity
Continue to invest in risk and controls

Financially
Reset cost base to improve efficiency ratio
Drive higher ROE in U.S. Retail and Wholesale
Accelerate growth in high fee income businesses
Capital allocation to drive higher shareholder returns

9 — TD INVESTOR DAY 2025

We aim to accelerate growth and returns, and drive long-term shareholder value

FY'26 Targets[1]

~13%	6-8%	3-4%	Positive	40-50bps	13%	~$6-7B
Adj.[2] ROE	Y/Y Adj.[2] EPS Growth	Adj.[2] Expense Growth[3]	Adj.[2] Operating Leverage[4]	PCL Ratio[5]	CET1 Ratio	Incremental NCIB program[6] upon completing current NCIB *($8B total share buyback in FY'26)*

Medium-term (FY'29) Targets[1]

~16%	7-10%	Mid-to-high single digits	Positive	Mid-50s
Adj.[2] ROE	Adj.[2] EPS Growth	Adj.[2] PTPP[7] CAGR (%)	Adj.[2] Operating Leverage	Adj.[2] Efficiency Ratio[8] (Net of ISE, %)

10 — TD INVESTOR DAY 2025

Optimizing capital allocation for shareholder returns Capital allocation ($B) Share Buybacks Common Dividends Returning ~$15B of excess capital generated from the sale of Schwab Medium-term Targets 40-50% Dividend Payout Ratio2,3 75+ bps Annual Excess Capital Generation2,7 FY’15-FY’19 Avg. FY’20-FY’24 Avg. FY’25E1 FY’26E1,2 Total Payout Ratio4 Reported 59% 75% 66%6 100%+6 Adjusted5 56% 68% 94%6 100%+6

How we will deliver Deeper Relationships Simpler & Faster Disciplined Execution

Deeper relationshipsDeeper Deeper DeeperShare of Digital FeeWallet Engagement Income13 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships – Share of Wallet | Simpler & Faster | Disciplined Execution

TD

We aim to be Canada's leading relationship bank

Business Segment		Current	Medium-term Targets
Canadian Personal Bank • 14MM clients • Primary banking leader[1] • Can deepen share of wallet	Consumer Card Penetration	56%[3]	**63%**
	SBB Card Penetration	33%[3]	**48%**
	RESL Off-Us Balances[2]	$25B[4]	**$40B**
Wealth Management	Total Clients	2.6MM[5]	**3.4MM**
	Canadian Personal Bank to Wealth Closed Referral Volume	$28B[5]	**$40B**
	DI to Advice Referrals (AUA)	$3B[5]	**$5B**

Accelerating revenue growth

- Increase product penetration
- Turbocharge referral flow

14 — TD INVESTOR DAY 2025

Deeper Relationships – Share of Wallet | Simpler & Faster | Disciplined Execution

We are transforming our distribution model to better serve our clients and enable deeper relationships

Larger, specialized salesforce

- **Aim to achieve over the medium-term:**
  - **+835** Canadian Business Bank frontline FTE growth[1]
  - **+1,200** Wealth Management advisors[2]
  - **+500** U.S. Retail financial advisors
  - **500 bankers redeployed** as RESL specialists
  - **500 bankers redeployed** as Investment specialists
- **Salesforce effectiveness** via data and tools providing full client views and personalized insights

Branches as advice centres

- **Reconfigure network to focus on highest value locations**, **layout** designed for advice, and **staffing model** that is leaner and advice driven
- **Increase productivity** through targeted analytics
- **Increase self-service** through digital capability enhancement and in-branch education
- **Align branch processes and routines** to deepen priorities

Already seeing results

+18%	Y/Y CPB branch referrals to Wealth[3]
+12%	Y/Y CPB revenue per frontline FTE[4]
+18%	Y/Y U.S. Retail to Wealth referrals[5]
+6%	Y/Y CBB revenue per frontline FTE[6]

15 — TD INVESTOR DAY 2025

Deeper Relationships – DigitalSimpler & FasterDisciplined ExecutionDigital leadership enables deeper engagement and growth Meet clients where they want to do business and increase digital sales Intuitive mobile account openingMediumerm Mediumerm Current1 Current1 Targets Targets Proactive Mobile users 8 MM+ 11 MM 5 MM+ 6 MM+client engagement Title Slide Largest in CA2 Self-serve 93% 96% 84% 90 % transactionsS E C T I O N O N E Always-On virtual personal agent Digital sales3 27% 50% 34% 50 %In-Branch Revenueself-serve education growth16 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships – Fee Income | Simpler & Faster | Disciplined Execution

We aim to grow our high fee income businesses

Fee Businesses: Total Revenue (Net of ISE)[1,2] by Business Segment

$20.8B
FY'24 Reported Revenue
$14.2B



FY'24 Reported / Adj.[1] Revenue (Net of ISE)

Key growth drivers

Wholesale Banking

- Increase front office productivity
- Scale Global Transaction Banking and Prime Services
- Align balance sheet and resources to focus sectors and activity

Wealth Management

- Expand advisor base to capture deepening opportunity
- Grow private market capabilities

Insurance

- Invest in client acquisition and improve underwriting margins

High single digit

Medium-term target[3] adj.[1] revenue (Net of ISE) CAGR

Subject to market conditions

170bps+

Medium-term target[3] adj.[1] ROE contribution

(Out of total adj.[1] ROE improvement target[3] of ~300bps)

17 — TD INVESTOR DAY 2025

Simpler & FasterSimpler Simpler Simpler& Faster & Faster & FasterClient Operating Technology,Experiences Model Leveraging AI18 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster – Client Experiences | Disciplined Execution

Leading through simpler and faster client experiences will support deeper relationships and outcomes

We aim to lead on experience…

- **Predictive and proactive with clients** (e.g., auto filling forms, pre-approvals)
- **Simplified policies and controls** (e.g., auto-adjudication, AI-driven claims)
- **Expanded digital to service clients** (e.g., digital disputes)
- **Empowered colleagues through AI** (e.g., TDS research automation)

…and are already seeing strong results

Examples

+17%
Increase in 1-day RESL approvals[1]

43%
Faster speed-to-answer in Contact Centres[2]

19 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster – Operating Model | Disciplined Execution

TD

Sharper focus, simpler operating model and faster decision making are enabling us to execute more quickly

Priorities	**Simplify non-core activities**	**Reduce organizational complexity**	**Singular, end-to-end ownership**	**Sourcing the best capabilities globally**
Outcomes	• Simplify portfolio (exit non-core businesses) • Simplify product shelf	• Reduce from 10 to 8 layers[1] by end of FY'25 • Simplify organization • Empower colleagues	• Improve delivery oversight • Simplify accountability • Reduce complexity	• Accelerate Global Delivery Workforce build with strategic partners • 60% faster cycle times on sourcing
Completed and In-flight Examples	**Fiserv partnership on merchant solutions**	**>3% non-client facing head count reduction[2]**	**Global Transaction Banking**	**Global Delivery Workforce**

20 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster – Technology | Disciplined Execution

Our technology spend focuses on growing the business

Annual Technology Spend[1]

Run the Business   Grow the Business

11pts increase in share of "Grow the Business" spend


34%
45%
Current
Medium-term

8% CAGR in total technology spend FY'22-FY'24

Select investment priorities		2022	Current[2]	Medium-term Target[3]
Build unified view of clients and trusted data	Simplified data in cloud	20%	60%	90%
Lead in digital sales and service capabilities	% of products digitally enabled	60%	70%	90%+
Modernize platforms and reduce risk	Real-time events published daily	45MM	14B[4]	100B+
Scale AI capabilities (e.g., AI agents, fraud)	% colleagues enabled with AI agents	0%	20%	100%

21 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster – Technology | Disciplined Execution

TD

We are executing AI-at-scale and aim to deliver $1B in value

Predictive AI	Generative AI	Agentic AI
Proactive protection, offers and decisions for clients	Fast and flexible problem resolution and advice for clients and colleagues	Efficient workflows across back-office processes incl. increased pace and accuracy

Examples

Client experience and personalization	*Client facing virtual assistants*	*RESL operations*
Financial crimes prevention	*Front office (e.g., banker) AI assistants*	*Wealth operations AI*

>2,500 AI-related roles in house (e.g., data design & engineering, data science, advanced analytics)

Medium-term target value[1]

~$500MM Annualized Revenue Uplift & **~$500MM** Annualized Cost Savings

Example: AI-powered claims

Transforming manual auto claims process to streamlined, automated claims experience powered by AI

15 min Auto-claim settlement time & **90%** Reduction in home claims cycle

22 — TD INVESTOR DAY 2025

Disciplined ExecutionDisciplined Disciplined DisciplinedGovernance Cost Capitaland Controls Management Management23 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution – G&C

We continue to reinforce robust governance & controls

Building on Strong Financial Risk Foundation	Enhancing Financial Crimes & Regulatory Compliance Capabilities	Innovating on Dynamic Risk Categories
Credit	People & Talent	Cyber
Market	Process & Control	Data
Liquidity	Data & Technology	Model
Capital Adequacy		Fraud

Elevated talent through recruiting of personnel with deep domain expertise from other GSIBs

Ongoing benchmarking against industry best practices

Investments in technology, automation and AI to enhance risk capabilities

24 — TD INVESTOR DAY 2025

* $500MM2 in remaining run-ratesavings from FY’25 RestructuringProgram25 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution – Cost Mgmt.

~$2-2.5B annualized savings[1,2] delivered across key cost initiatives

Distribution Transformation

- Frontline productivity
- Digital sales & adoption (e.g., self-serve digital onboarding)
- Branch network optimization

~$350-450MM

Automation & AI

- **Reengineering top 20 processes (60% of processing cost)**
- Governance & controls automation
- Operations optimization

~$500MM+

Technology & Data Modernization

- Core technology & data infrastructure simplification
- Infrastructure updates
- Analytics sophistication

~$350-400MM

Procurement

- Third party spend savings (e.g., IT / software, marketing, real estate)

~$200-300MM

Global Delivery Workforce

- Use of strategic delivery providers
- Workforce optimization

~$200-300MM

Cost Moderation

- One-off technology investments
- Workforce productivity
- Governance & controls spend

~$400MM+

26 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution – Capital Mgmt.

Disciplined approach to investment allocation in support of our strategic priorities


70%
30%

Investment allocation across strategic priorities

Deeper Relationships

- Increase **frontline sales coverage** and **RESL & Wealth specialists**
- Improve **digital & mobile capabilities** (e.g., intuitive interfaces)
- Invest in key **fee income businesses** (e.g., Global Transaction Banking)
- Accelerate **marketing** to scale (e.g., Insurance)

Simpler and Faster

- **Modernize platforms & technology** across organization
- Scale **AI capabilities**
- Optimize **operational processes**

Example initiatives; non-exhaustive

27 — TD INVESTOR DAY 2025

28 — T D I N V E S T O R D A Y 2 0 2 5

Why TD

Strong base of high-return, diversified and advantaged businesses

Revenue acceleration through deeper relationships and investment in fee income businesses

Cost discipline through productivity and efficiency improvements

Greater shareholder return focus, including intention to launch $6-7B new NCIB program in 2026[1,2]

High confidence in ROE enhancement trajectory, aiming to deliver ~16% adj.[3] in the medium-term[1]

29 — TD INVESTOR DAY 2025

Endnotes on Slides 2 to 3

Slide 2

1. As at October 31, 2024.
2. Gross loans and acceptances.
3. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.
4. Revenue by geography includes Corporate segment revenue.
5. U.S. includes International.
6. As of FY 2024.
7. Reported revenue excluding Corporate segment.
8. By total assets.

Slide 3

1. Brand Finance Global 500 Brand Value Rankings (April 2025).
2. As of June 2025. Includes Canadian Personal Bank, Canadian Business Bank including TD Auto Finance (TDAF), Wealth Management, and Insurance clients.
3. As of Q3 2025.
4. As of Q3 2025. ~1MM Small Business Banking (SBB) clients, ~100K Commercial Banking clients, ~1MM TDAF clients.
5. Office of the Superintendent of Financial Institutions Canada (OSFI) for personal deposits as of June 2025.
6. Peer Quarterly Earnings disclosure as of Q3 2025. Peers include BMO, BNS, CIBC, and RBC (excluding TD).
7. Canadian Banker's Association (CBA) as of April 2025.
8. Commercial market share based on CBA data as of March 31, 2025, inclusive of 8 participating Canadian financial institutions. Commercial deposits categorized as >$0.5MM and loans categorized as >$1MM. Commercial credit market share includes corporate lending portfolios of market participants which for TD are part of the Wholesale Banking segment. SBB market share based on CBA data as of March 31, 2025. SBB loans categorized as <$1MM and deposits categorized as <$0.5MM.
9. Revenue and AUA market share ranking is based on most current data available from Investor Economics (a division of ISS Market Intelligence) as of June 2025.
10. AUM market share ranking is based on most current data available from Investor Economics (a division of ISS Market Intelligence) as of December 2024.
11. Private Wealth Management and Full-Service Brokerage for 6-months ending June 2025, Investor Economics (a division of ISS Market Intelligence).
12. Rankings based on data compiled from MSA Research for the year ended December 31, 2024. Excludes public insurance entities (Insurance Corporation of British Columbia, Manitoba Public Insurance, and Saskatchewan Auto Fund).
13. Client count includes Commercial Banking, Consumer Banking, TD Auto Finance, and Wealth Consumer Customers as of July 31, 2025.
14. Based on TD Cards, C&I, CRE, and RESL volumes as compared to aggregated Call Reports of reporting U.S. Personal and Commercial banks. Data obtained via S&P Capital through June 2025.
15. Based on FDIC market share analysis via S&P Capital data through 2024.
16. FDIC market share analysis in TD's footprint (Metropolitan Statistical Areas, MSAs, with TD stores from Maine to Florida) via SNL data through 2024.
17. Bloomberg. Calendar year-to-date through September 25, 2025.
18. Bloomberg. Calendar year-to-date through August 31, 2025. Ranking for Canadian corporate bonds.

30 — TD INVESTOR DAY 2025

Endnotes on Slides 4 to 8

Slide 4

1. Peers are BMO, BNS, CIBC, and RBC.
2. OSFI's Liquidity Adequacy Requirements guideline requires Canadian banks to disclose the Liquidity Coverage Ratio ("LCR") based on an average of the daily positions during the quarter.
3. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
4. TD calculates Reported Capital Generation as reported net income after-tax (NIAT) less preferred and common dividends less risk-weighted assets (RWA) growth (excluding FX), which is converted to basis points (bps) impact to Common Equity Tier 1 (CET1) capital. Adjusted Capital Generation is calculated in the same manner using adjusted NIAT. Capital Generation measures performance of generating incremental capital. FX impact to RWA for TD not disclosed in FY 2017 and prior.
5. This measure has been calculated in accordance with the OSFI's Capital Adequacy Requirements guidelines.

Slide 5

1. Total allowance for credit losses as a % of gross loans and acceptances.
2. Q1 2020 represents pre-pandemic allowance coverage. 2020 represents peak pandemic allowance coverage.
3. As at October 31, 2024.
4. U.S. includes 1% International.
5. <1% population represents loans to Business & Government borrowers most sensitive to policy & trade actions, as a percentage of total bank gross loans.

Slide 6

1. The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank's ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Retail segment's fiscal 2025 and medium-term plan. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.

Slide 8

1. Please refer to Slide 2, Endnote 3.
2. Total Shareholder Return (TSR) defined as share price appreciation plus dividends over the period; TSR is calculated consistently across all peers.
3. Please refer to Slide 4, Endnote 3.
4. Peers are BMO, BNS, CIBC, and RBC.
5. Compound average annual total shareholder return from June 2014 to June 2019.
6. Compound average annual total shareholder return from July 2020 to July 2025.

31 — TD INVESTOR DAY 2025

Endnotes on Slides 10 to 11

Slide 10

1. The Bank's expectations for 2026 and medium-term financial targets are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on actual economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the Bank's assumptions on future business performance, including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank's control, including those set out at the beginning of this presentation. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
2. Please refer to Slide 4, Endnote 3.
3. The Bank's expectations regarding expense growth are based on the Bank's assumptions regarding certain factors, including risk and control investments, timing of business investments, employee-related expenses, foreign exchange impact, gross-up of the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio ("SCP Impact"), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank's fiscal 2026 adjusted expenses will be the same as the Bank's fiscal 2025 adjusted expenses: (i) variable compensation commensurate with higher revenue, (ii) foreign exchange translation, and (iii) SCP Impact. The Bank's assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank's control, including the accuracy of the Bank's employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, unexpected expenses such as legal matters. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
4. Operating leverage is a non-GAAP measure. At the total Bank level, TD calculates operating leverage as the difference between the % change in adjusted revenue (U.S. Retail in source currency) net of insurance service expense (ISE), and adjusted expenses (U.S. Retail in US$) grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of operating leverage that management believes is more reflective of underlying business performance.
5. PCL Ratio: Provision for Credit Losses on a quarterly annualized basis/Average Net Loans & Acceptances.
6. Subject to OSFI and TSX approvals.
7. Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total Bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in US$) net of insurance service expense (ISE), and adjusted expenses (U.S. Retail in US$), grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.
8. Please refer to Slide 2, Endnote 3.

Slide 11

1. Remaining share repurchases of current NCIB program are split evenly between Q4 2025 and Q1 2026. Dividends per share are assumed flat in 2026 for illustrative purposes.
2. Please refer to Slide 10, Endnote 1.
3. Please refer to Slide 2, Endnote 3.
4. TD calculates total payout ratio as total payout as a % of net income available to common shareholders (NIAC). Adjusted total payout ratio is calculated in the same manner using adjusted net income.
5. Please refer to Slide 4, Endnote 3.
6. TD assumes analyst consensus NIAC for FY 2025 and FY 2026. TD assumes YTD items of note for FY 2025 and no items of note for FY 2026.
7. Please refer to Slide 4, Endnote 4.

32 — TD INVESTOR DAY 2025

Endnotes on Slides 14 to 20

Slide 14

1. % of clients surveyed who indicate TD is their primary financial institution; Ipsos Canadian Financial Monitor, June 2025.
2. Other Financial Institution (OFI) RESL volume captured for CPB clients with RESL product at OFI.
3. As of Q3 2025.
4. Volume captured from FY 2022 to July 2025.
5. As of FY 2024.

Slide 15

1. Medium-term period-end balance, across Commercial Banking, Small Business Banking, and TDAF.
2. Advisors, Private Bankers, Specialists.
3. FY 2024 vs. FY 2023.
4. Canadian Personal Bank revenue per frontline FTE growth from FY 2023 to FY 2024.
5. FY 2024 vs. FY 2023. For Mass Affluent and High-Net-Worth clients only.
6. Canadian Business Bank revenue per frontline FTE growth from FY 2023 to FY 2024.

Slide 16

1. As of Q3 2025. Note: Canada is for Canadian Personal Bank segment, U.S. is for U.S. Retail segment.
2. SensorTower: Based on average Monthly Active Users (MAU) for Big 5 Canadian Banks as of August 2025.
3. Total sales units sold through digital channels, divided by total sales units sold across all channels.

Slide 17

1. Please refer to Slide 4, Endnote 3.
2. Total revenue (net of ISE) is a non-GAAP financial measure. The adjustment of insurance service expense (ISE) provides a measure of revenue that management believes is more reflective of underlying business performance.
3. Please refer to Slide 10, Endnote 1.

Slide 19

1. Q3 2025 vs. Q4 2024; Mobile Mortgage Specialist Channel % of applications approved in 1-day.
2. Improvement in speed-to-answers FY 2022 to YTD August 2025.

Slide 20

1. Refers to management layers.
2. In FY 2025; note that reinvestments elsewhere across TD organization have added to overall head count.

33 — TD INVESTOR DAY 2025

Endnotes on Slides 21 to 29

Slide 21

1. Annual technology spend includes all of Platforms & Technology. Excludes Fraud Operations, Financial Crimes, Fraud Protect, Procurement (Strategic Sourcing, Vendor Management), and Global Security Services / Investigations. Excludes certain Platforms & Technology risk and control programs. The Bank's expectations regarding the breakdown of annual technology spend by "Run the Business" and "Grow the Business" are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including general economic and market conditions, costs to run the business over the medium-term, timing of one-time risk & control costs, and the impact of technology modernization benefits. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
2. As of August 2025.
3. The Bank's expectations regarding medium-term targets for technology initiatives are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including general economic and market conditions and the prioritization and timing of business investments to execute against delivery roadmaps. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
4. Multiple larger use cases in delivery pipeline for Q4 2025. All environment volumes included in calculation.

Slide 22

1. The Bank's expectations regarding medium-term targets for incremental revenue and cost savings driven by AI are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including general economic and market conditions and the prioritization and timing of business investments to execute against delivery roadmaps. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.

Slide 25

1. The Bank's expectations regarding annualized cost savings over the medium-term are based on the Bank's forward-looking assumptions, including general economic conditions, foreign exchange impact, and the operating environment, including regulatory, legal and political landscape. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank's control, including those set out at the beginning of this presentation. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
2. The Bank's expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
3. Please refer to Slide 4, Endnote 3.
4. Please refer to Slide 10, Endnote 1.

Slide 26

1. Please refer to Slide 25, Endnote 1.
2. Cost savings include impacts to Insurance Service Expense (ISE).

Slide 28

1. Please refer to Slide 4, Endnote 3.
2. Please refer to Slide 10, Endnote 1.

Slide 29

1. Please refer to Slide 10, Endnote 1.
2. Please refer to Slide 10, Endnote 6.
3. Please refer to Slide 4, Endnote 3.

34 — TD INVESTOR DAY 2025

Deeper, Faster, Disciplined

TD Investor Day – September 29, 2025


TD

Kelvin Tran
Chief Financial Officer

36 — T D I N V E S T O R D A Y 2 0 2 5

Stable funding and consistent risk management deliver steady earnings through the cycle

Retail deposits represent 70%[1] of total funding

- **~70%[2]** of Canadian P&C deposits are non-term
- **#1** personal non-term market share in Canada[3]
- **~88%[2]** of U.S. Retail Banking deposits are non-term

Net Charge-Off Ratio by Product
5-year Average (FY'20-FY'24)

	TD	vs. Peer Average[4]
Residential Mortgage	0.00%	⬇ 1 bps
Consumer Installment & Other	0.40%	⬇ 30 bps
Credit Cards	3.26%	⬇ 54 bps
Business & Government	0.10%	⬇ 6 bps

Diluted EPS[5] Volatility[6,7]
(FY'20-FY'24)


~250 bps lower
Reported: 44%
17%
20%
TD Bank
Canadian Peers 4

37 — TD INVESTOR DAY 2025

We aim to accelerate revenue growth across our businesses

Business Segment	FY'24 *$ Billions*	FY'19 – FY'24 *CAGR*
Canadian P&C	$19.8	5%
U.S. Retail (USD)	$10.1 (Adj.[1]: $10.3)	3%
Wealth Management & Insurance (Net of ISE[1,2])	$6.9	2%
Wholesale Banking	$7.3	18% incl. TD Cowen 7% normalized[3]

	FY'19-FY'24		Medium-term[4]
TDBG Revenue (Net of ISE[1,2]) *CAGR*	5% organic[3] (Total: 6%)	> ⬆	Relative to FY'19 – FY'24

Key Drivers Above Historical Organic Growth

Canadian P&C:
Aim to deepen relationships and leverage digital capabilities

Wealth Management & Insurance:

Aim to leverage expanded product suite to acquire across TD enterprise client base and deepen within Wealth

Aim to scale General Insurance business via AI & marketing

U.S. Retail:
Aim to deploy balance sheet capacity unlocked through restructuring, and accelerate growth through deeper U.S. Wealth relationships and Commercial Bank profitability leveraging TD Securities

Wholesale Banking:
Aim to leverage scale of TD Cowen, and accelerate Global Transaction Banking and Prime Services while enhancing frontline productivity

38 — TD INVESTOR DAY 2025

Our U.S. business has the capacity to grow within the asset cap, supporting clients and growing in priority markets

Historical peer outperformance but recent cost pressures require TD to do better

41 — T D I N V E S T O R D A Y 2 0 2 5

We have momentum and a plan to achieve our cost targets

FY'25 Restructuring Program



~$550-650MM
Run-Rate Savings[1]
~$500MM remaining run-rate savings to hit in FY'26+[1]
FY'25 Program
Workforce Optimization
Asset Write-Off & Other Rationalization
Real Estate Optimization
Business Wind-Downs & Exits

FY'26 through medium-term expected cost reductions of ~$2-2.5B[2]



In Canadian dollars, millions
$200-300
$150-200
~$1,000
~$75
$200-300
$500-600
~$2-2.5B
Canadian Personal Bank
Canadian Business Bank
U.S. Retail
Wealth Management
Insurance (incl. ISE)
Wholesale Banking
Total Cost Reduction[2]

42 — TD INVESTOR DAY 2025

Driving efficiencies across all businesses Efficiency Ratios FY’24 (Reported unless Mediumerm Adj.1 Business Segment Mediumerm Target3 otherwise indicated) Targets3 (Net of ISE) Canadian P&C 40 % High-30s Canadian Personal Bank 43 % Title 40%Slide Canadian Business Bank 35 % Low-30s U.S. Retail 96% (Adj.1 60%)2 Mido-high 50s S E C T I O N O N E Wealth Mgmt. & Insurance 32% (62% Net of ISE1) Low-50s 300 + bpsWealth Management 63 % High-50s Overall Adj.1 Efficiency Insurance (Net of ISE1) 54% 30 % Improvement (Net of Wholesale Banking 77% (Adj.1 71%) Low-60s ISE) Total TDBG 62% (Adj.1 58% Net of ISE) Mid-50s 43 — T D I N V E S T O R D A Y 2 0 2 5

We aim to lift adjusted1 ROE to 16% in the mediumermReturn on Equity (ROE)2,3 Illustrative Adj.1 ROE Sensitivity Adj.1 PTPP4 6.5% 100 bps 20.2% 40 bps change in adj.1 Efficiency change 16 % Ratio (Net of ISE) in adj.1 ROE 12.9 % itle (3.0%) (0.5%)Slide 10 bps 60 bps I O N O N E change in change PCL Ratio in adj.1 ROE 100 bps 15 bps Reported Adj.1 CAD WM&I Wholesale U.S. Tax, PCL, RWA Adj.1 ROE change changeQ3’ 25 Q3’ 25 P&C Banking Retail FX and growth net medium- in adj.1 NIAT in adj.1 ROE YTD ROE YTD ROE Other5 of share term buybacks6 target2 44 — T D I N V E S T O R D A Y 2 0 2 5

Superior capital generation fueling reinvestment in the businessand shareholder returns Excess capital to be deployedProven organic capital generation1 across several prioritiesReinvest in our business to build capabilities for growth, with disciplined focus on high-return, accretive opportunitiesSelectively pursue high-return M&A opportunities to fuel further growthConsistently return capital to shareholders through share buybacks and continued dividends

We aim to accelerate growth and returns, and drive long-term shareholder value

FY'26 Targets[1]

~13%	6-8%	3-4%	Positive	40-50bps	13%	~$6-7B
Adj.[2] ROE	Y/Y Adj.[2] EPS Growth	Adj.[2] Expense Growth[3]	Adj.[2] Operating Leverage	PCL Ratio[4]	CET1 Ratio[5]	Incremental NCIB program[6] upon completing current NCIB *($8B total share buyback in FY'26)*

Medium-term (FY'29) Targets[1]

~16%	7-10%	Mid-to-high single digits	
Adj.[2] ROE	Adj.[2] EPS Growth	Adj.[2] PTPP[7] CAGR (%)	
Positive	**Mid-50s**	**Strong**	**40-50%**
Adj.[2] Operating Leverage	Adj.[2] Efficiency Ratio (Net of ISE, %)	CET1 Ratio	Dividend Payout Ratio[8]

75+ bps

Annual excess capital generation[9]

46 — TD INVESTOR DAY 2025

47 — T D I N V E S T O R D A Y 2 0 2 5

Endnotes on Slides 36 to 39

Slide 36

1. Excluding Corporate segment.
2. Revenue by geography includes Corporate segment revenue.
3. U.S. includes International.
4. Gross Loans by geography includes Acceptances. U.S. & International Gross Loans and Acceptances by Geographic Location, primarily based on the geographic location of the customer's address. Includes loans that are measured at FVOCI.
5. Period-end balance as at October 31, 2024. Includes Schwab insured deposit accounts.
6. 5-year CAGR is the compound annual growth rate calculated from 2019 to 2024.

Slide 37

1. Average deposits as at October 31, 2024. Retail deposits are comprised of personal and business deposits where business deposits exclude wholesale funding.
2. Average deposits as at October 31, 2024. U.S. Retail deposits exclude Schwab insured deposit accounts.
3. As measured by Office of the Superintendent of Financial Institutions Canada (OSFI) market share data as of June 2025.
4. Peers are BMO, BNS, CIBC, and RBC. Peer data from Quarterly Earnings Release.
5. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.
6. Volatility in adjusted EPS is a non-GAAP ratio that is calculated by taking the standard deviation on a quarter over quarter basis in adjusted quarterly EPS from Q1 2020 to Q4 2024 and dividing by average adjusted quarterly EPS over the same time period. Adjusted EPS Volatility provides a measure that management believes is more reflective of underlying business.
7. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.

Slide 38

1. Please refer to Slide 37, Endnote 7.
2. FY 2019 to FY 2024 CAGR calculated using Claims and Related Expenses as a proxy for Insurance Service Expenses under IFRS 4 in 2019.
3. Impact of inorganic TD Cowen growth normalized through inclusion of last full year reported Cowen Inc. revenues into the Wholesale Banking starting period revenues.
4. The Bank's expectations for 2026 and medium-term financial targets are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on actual economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the Bank's assumptions on future business performance, including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank's control, including those set out at the beginning of this presentation. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.

Slide 39

1. Based on FY 2019 to FY 2024 average loan CAGR.

48 — TD INVESTOR DAY 2025

Endnotes on Slides 40 to 43

Slide 40

1. TD calculates reported efficiency ratio as reported non-interest expenses as a % of total reported revenue. TD calculates adjusted efficiency ratio as adjusted non-interest expenses as a % of adjusted total revenue (net of ISE) or adjusted non-interest expenses as a % of adjusted total revenue under IFRS 4 (prior to FY 2023). The efficiency ratio measures operating efficiency, and a lower ratio indicates a more efficient business operation.
2. Please refer to Slide 37, Endnote 7.
3. Please refer to Slide 37, Endnote 4.

Slide 41

1. Please refer to Slide 37, Endnote 7.
2. Please refer to Slide 38, Endnote 4.
3. Operating leverage is a non-GAAP measure. At the total Bank level, TD calculates operating leverage as the difference between the % change in adjusted revenue (U.S. Retail in source currency) net of insurance service expense, and adjusted expenses (U.S. Retail in US$) grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of operating leverage that management believes is more reflective of underlying business performance.

Slide 42

1. The Bank's expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
2. The Bank's expectations regarding annualized cost savings over the medium-term are based on the Bank's forward-looking assumptions, including general economic conditions, foreign exchange impact, and the operating environment, including regulatory, legal and political landscape. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank's control, including those set out at the beginning of this presentation. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.

Slide 43

1. Please refer to Slide 37, Endnote 7.
2. Effective Q1 2025, certain amounts previously reported in the Corporate segment are now reported in the U.S. Retail segment. Comparative period amounts were reclassified to conform with the updated presentation, resulting in the restatement of certain U.S. Retail segment results. Refer to the Bank's Q1 2025 Report to Shareholders for additional information.
3. Please refer to Slide 38, Endnote 4.

49 — TD INVESTOR DAY 2025

Endnotes on Slides 44 to 46

Slide 44

1. Please refer to Slide 37, Endnote 7.
2. Please refer to Slide 38, Endnote 4.
3. Please refer to Slide 37, Endnote 5.
4. Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total Bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in US$) net of insurance service expense (ISE), and adjusted expenses (U.S. Retail in US$), grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.
5. Other includes impacts from Corporate Segment, and EPU impact from sale of Schwab investment.
6. Net of share repurchases targeting "strong" CET1 Ratio, which are subject to Regulatory and Board approvals.

Slide 45

1. TD calculates Reported Capital Generation as reported net income after-tax (NIAT) less preferred and common dividends less risk-weighted assets (RWA) growth (excluding FX), which is converted to basis points (bps) impact to Common Equity Tier 1 (CET1) capital. Adjusted Capital Generation is calculated in the same manner using adjusted NIAT. Capital Generation measures performance of generating incremental capital. FX impact to RWA for TD not disclosed in FY 2017 and prior.
2. Please refer to Slide 37, Endnote 7.
3. Peers are BMO, BNS, CIBC, and RBC.
4. Please refer to Slide 38, Endnote 4.

Slide 46

1. Please refer to Slide 38, Endnote 4.
2. Please refer to Slide 37, Endnote 7.
3. The Bank's expectations regarding expense growth are based on the Bank's assumptions regarding certain factors, including risk and control investments, timing of business investments, employee-related expenses, foreign exchange impact, gross-up of the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio ("SCP Impact"), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank's fiscal 2026 adjusted expenses will be the same as the Bank's fiscal 2025 adjusted expenses: (i) variable compensation commensurate with higher revenue, (ii) foreign exchange translation, and (iii) SCP Impact. The Bank's assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank's control, including the accuracy of the Bank's employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, unexpected expenses such as legal matters. Refer to the "Risk Factors That May Affect Future Results" section of the Bank's 2024 MD&A and the Q3 2025 Report to Shareholders for additional information about risks and uncertainties that may impact the Bank's estimates.
4. PCL Ratio: Provision for Credit Losses on a quarterly annualized basis/Average Net Loans & Acceptances.
5. Calculated in accordance with the Office of the Superintendent of Financial Institutions Canada's (OSFI's) Capital Adequacy Requirements guideline.
6. Subject to OSFI and TSX approvals.
7. Please refer to Slide 44, Endnote 4.
8. Please refer to Slide 37, Endnote 5.
9. Please refer to Slide 45, Endnote 1.

50 — TD INVESTOR DAY 2025

Canadian Personal BankTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N ESona Mehta Group Head, Canadian Personal Bank

Canadian Personal Bank A premier retail bank with formidable scale and performance Bank 1 in 3 14 MM Industry-leading $ 13.8 B $ 301 B $ 418 B Canadians1 Clients1 Partnerships Revenue2 Deposits3 Loans3,4 Deposits Credit Cards Strong Canadian Personal CAD P&C ROE Bank ROE2,11 outperforming peers2,11 # 1 Personal Core Deposits5 # 2 Cards Market Share6 45% 33%# 2 Total Personal Deposits5 # 1 Active Accounts7 N 21 % RESL Channels # 2 RESL Market Share8 # 1 Mobile Active Clients9 # 1 Branch Coverage10 CPB Peer Avg. TD 52 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank in Digital sales Specialized More core deposits /2 x Growth Salesforce $60MM (FY’24 vs. FY’19)5 branch vs. peer avg.8,953 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank

We are a client acquisition powerhouse

We out-achieved our ambition of >50% New to Canada (N2C) acquisition



Growth in N2C Acquisition
+55%
FY'22
FY'23
FY'24

We are consistently outgrowing the Canadian population…



Cumulative CPB net client growth vs. Canadian population[1]
CPB
CAN Population Growth
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
FY'23
FY'24
FY'25

Medium-term Target

Continue outgrowing the Canadian population

Our strong client acquisition fuels franchise growth

54 — TD INVESTOR DAY 2025

Canadian Personal Bank

We are the undisputed leader in core banking and primacy

More Core Relationships

86%

of clients onboard with a chequing or savings account[1], powering our leading core deposit franchise

Preferential Core Deposit Mix

TD ranks **#1** in core deposits

Core deposits as a % of total deposit base[2]



52%
54%
55%
60%
68%
Peer 1
Peer 2
Peer 3
Peer 4
TD

Primary Banking Leader

TD ranks **#1** in % of total Canadians who name TD as their primary bank[3]

% Canadians naming TD as their primary bank[3]



+700bps
Peer avg
TD

Primary banking clients have[4]: **1.5x** More products[5] **4x** Lower attrition[5]

Medium-term Target

Maintain #1 Core Deposit Market Share

55 — TD INVESTOR DAY 2025

Canadian Personal Bank

Our Strategic Review reinforces where we can accelerate growth

Strategically & Operationally

Deepen client relationships

Deepen relationship banking across the Enterprise

Make it easier to do business with us

Boldly extend our digital leadership

Financially

Accelerate revenue growth across core business lines

Leverage AI, digital, and tech to drive cost efficiency

Continue to deliver strong ROE

56 — TD INVESTOR DAY 2025

Canadian Personal BankWe aim to deliver enhanced growth, efficiency, and returnsMediumerm (FY’29) Targets 40%High single digit 40%Adj.1 ROEAdj.1 PTPP2 CAGR3 (%)Adj.1 Efficiency Ratio357 — T D I N V E S T O R D A Y 2 0 2 5

58 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank59 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank8.4 MM 4 $23B balances 560 BActive cardholders1 Quarters of faster loan + 7% Y/Y3 Total TD Rewards growth vs peer avg.2 Points redeemed4 60 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank

Deeper Relationships | Simpler & Faster | Disciplined Execution
Canadian Personal Bank

Growing our RESL business through specialization and speed, while delivering strong returns

Specialization

Delivering **specialized advice**
- Expect to add 500 more RESL Specialists
- Deepening specialist capability
- Integrating proprietary channels

Branch & MMS Productivity[1], $


+41%
FY'24
FY'25 YTD[2]

Speed

Innovating for simplicity & speed
- Faster approvals
- Faster pricing
- Harnessing Agentic AI

% increase in 1-day Approvals[3], %


+17%
Q4'24
Q3'25

Delivering Returns

Deliver **profitable growth**
- Disciplined pricing
- Higher proprietary mix
- Grow franchised relationships

RESL spread, bps


Roll-on spread
Portfolio spread
FY'19
FY'20
FY'21
FY'22
FY'23
FY'24
FY'25 YTD[4]

Accelerating Growth

Medium-term Targets

Capture $40B Off-Us Mortgage balances[5]

Disciplined market share growth with strong returns

62 — TD INVESTOR DAY 2025

Canadian Personal Bank63 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Canadian Personal Bank

We deliver the whole bank to clients through relationship banking

Builds Relationship Depth


Wealth & Ins.
Retail
Our Clients
Business Banking

Growing Client Flows from Canadian Personal Bank to Wealth Management

Closed Wealth Volume[1], $B


+23%
$23B
$28B
FY'19
FY'24

$140B+ Closed Wealth referral volume[1] over last 5 years[2]

Deeper Wealth Relationships among CPB Clients

Medium-term Target

$40B

Closed Wealth Referral Volume

(+43% vs. FY'24)

64 — TD INVESTOR DAY 2025

65 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Canadian Personal Bank

Bringing simpler and faster client experiences to key purchase journeys where speed drives outcomes

Faster Leads



TD Mortgage Direct

Simple and fast digital leads to RESL specialists

10 min Call back time[1]

4x Conversion rate[2]

$4.6B+ TD Mortgage Direct funded volume[3]

Faster Onboarding

Credit Card Onboarding

Streamlined in-branch Chequing & Credit Card account opening

+1,000 bps Expected enhanced relationship depth among New Clients[4]

Faster Pricing

RESL Pricing

Faster pricing decisions through simplified processes

+80% Reduction in RESL Pricing Exceptions[5]

66 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
Canadian Personal Bank

A simpler, faster, client-focused operating model

Our priorities	Outcomes	Canadian Personal Bank
E2E Client Experience	• Simplified accountability • Improved delivery oversight • Reduced complexity	Aligning all channels into the Business: • Canadian Personal Bank Call Centre • Canadian Personal Bank Digital Channel
Integrating proprietary channels	• Right specialist for each client • Improved speed to client	• Branch & MMS integrated referral ecosystem • Leads ecosystem seamlessly connecting clients between Digital to Phone, Branch, and MMS

67 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
Canadian Personal Bank

We are executing AI-at-scale, aiming to deliver $300MM in value

Predictive AI	Generative AI	Agentic AI
Personalize Pricing	Branch Knowledge Management System (KMS)	RESL Document Review
Credit Card Adjudication	Contact Centre KMS	RESL Funding
Predictive Forecasting	Client Facing Chatbot (TD Clari)	Credit Discharge

Medium-term Targets

~$200MM Annualized Revenue Productivity & **~$100MM** Annualized Cost Savings

Example: Agentic AI

Transforming manual RESL operational processes to streamlined, automated processes powered by Agentic AI

+40%
Capacity savings[1]

68 — TD INVESTOR DAY 2025

69 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution
Canadian Personal Bank

As we grow, we have continued to maintain strong quality in our Credit Card portfolio

Strong acquisition


New Accounts[1]
+30%
FY'19
FY'24

Peer-leading credit quality


90 day+ Delinquency Rates, %
Peers[2]
TD
FY'19
FY'20
FY'21
FY'22
FY'23
FY'24

70 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
Canadian Personal Bank

We will continue to optimize our distribution network to elevate client experience, drive revenue growth and cost transformation

Elevating distribution productivity

Proactive branch network management:

- 10% fewer branches and 5% repositioned[1]
- Optimized hours by 13%[2]
- 16% more customers per branch[3]
- 7% revenue CAGR per frontline FTE[4]

Enhancing Contact Centre interactions:

- 43% faster speed-to-answer[5]
- Streamlined processes to reduce 1.4MM calls and 9MM minutes of call time[5]

With headroom to further optimize

Digital Service Migration

- Enhance mobile capabilities
- Leverage AI across channels
- Optimize hours, staffing mix, footprint

Digitally-led Sales

- 50% Digitally-led Simple Sales
- Stronger digital funnel conversion
- Drive digital engagement & adoption

Specialized Advice

- More RESL Specialization
- More Investing Specialization
- Amplifying salesforce effectiveness

Medium-term Targets

$150MM
Cost reduction

$200MM
Incremental Revenue

71 — TD INVESTOR DAY 2025

Canadian Personal Bank72 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank73 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Personal Bank

Endnotes on Slides 52 to 53

Slide 52

1. As of Q3 2025.
2. As of FY 2024.
3. As at October 31, 2024.
4. Personal loan volumes exclude indirect auto.
5. Office of the Superintendent of Financial Institutions Canada (OSFI) for personal deposits as of June 2025.
6. Peer Quarterly Earnings disclosure as of Q3 2025. Peers include BMO, BNS, CIBC, and RBC (excluding TD).
7. Nilson - 2024 Canadian Issuers. As of December 2024.
8. Canadian Banker's Association as of April 2025.
9. SensorTower: Based on average Monthly Active Users (MAU) for Big 5 Canadian Banks as of August 2025.
10. Based on peer disclosures as of Q2 2025. Supported by TD's percentage of Urban Branches vs. peers, branch density, and percentage of Canadians within 2km of branch metrics. Please refer to Endnote 6 for list of peers.
11. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.

Slide 53

1. Please refer to Slide 52, Endnote 9.
2. As of Q3 2025. Active mobile users are users who have logged in via their mobile device at least once in the last 90 days.
3. Comscore MMX® Multi-Platform, Desktop & Mobile, Total audience, 3-month average ending August 2025.
4. Self-serve share of transactions represents all financial transactions that are processed through unassisted channels (Online, Mobile, ATM, and Phone IVR). As of Q3 2025.
5. Digital sales units include chequing, savings and credit cards.
6. TD analysis based on peer disclosures as of Q2 2025. Please refer to Slide 52, Endnote 6 for list of peers.
7. TD branches open 51 hours per week on average compared to peers at 41 hours. As of Q2 2025. Please refer to Slide 52, Endnote 6 for list of peers.
8. TD analysis based on peer disclosures as of FY 2024. Please refer to Slide 52, Endnote 6 for list of peers.
9. Core deposit volumes per OSFI as of June 2025 and branches as of Q3 2025 based on peer disclosure.

74 — TD INVESTOR DAY 2025

Canadian Personal Bank

Endnotes on Slides 54 to 59

Slide 54

1. Cumulative growth Q1 2023 to Q3 2025.

Slide 55

1. YTD as of August 2025.
2. Please refer to Slide 52, Endnote 5.
3. % of clients surveyed who indicate TD is their primary financial institution; Ipsos Canadian Financial Monitor, June 2025.
4. Primary relationships defined as clients who have a combination of: a) recurring direct deposit, b) pre-authorized bill payment, c) online bill payment.
5. Chequing clients with primary banking relationship compared to Chequing clients without primary banking relationship.

Slide 57

1. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
2. Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total Bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in US$) net of insurance service expense (ISE), and adjusted expenses (U.S. Retail in US$), grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.
3. Please refer to Slide 52, Endnote 11.

Slide 59

1. Ipsos Canadian Financial Monitor, June 2025. Core transaction account defined as core Chequing and / or Savings account.
2. Average number of product categories held across 4 categories (transaction, investment, borrowing, credit card).
3. Other Financial Institution (OFI) RESL volume captured for CPB clients with RESL product at OFI.

75 — TD INVESTOR DAY 2025

Canadian Personal Bank

Endnotes on Slides 60 to 64

Slide 60

1. Includes TD & MBNA cardholders as of Q3 2025.
2. Consecutive quarters Q4 2024 to Q3 2025 vs. peer average. Please refer to Slide 52, Endnote 6 for list of peers.
3. As of Q3 2025.
4. FY 2020 to FY 2024.

Slide 61

1. As of Q3 2025.
2. Defined as % of Chequing clients with at least one credit card.

Slide 62

1. Funded volume per FTE as of June 2025. MMS - Mobile Mortgage Specialist.
2. As of June 2025.
3. Mobile Mortgage Specialist Channel % of applications approved in 1-day.
4. As of July 2025.
5. OFI RESL volume captured for CPB clients with RESL product at OFI.

Slide 63

1. Includes Chequing, Savings, Credit Cards sold through Digital channels.
2. Contribution of Mortgage digital renewals towards total Mortgage volume renewed.
3. Number of unique visits to Mobile Loyalty hub.

Slide 64

1. Wealth is defined as Financial Planning, Private Wealth Management, Direct Investing.
2. FY 2019 to FY 2024.

76 — TD INVESTOR DAY 2025

Canadian Personal BankEndnotes on Slides 66 to 73Slide 66As of YTD August 2025 8 of 10 clients responded to within 10 minutes. This includes leads generated outside of business hours.Conversion rate as of Q3 2025 vs. traditional leads.Since inception, May 2023 to Q3 2025.Lift in Credit Card penetration from new streamlined Credit Card onboarding process.Reduction in pricing exceptions on MMS channel, since launch in November 2024.Slide 681. Potential opportunity for capacity savings over the mediumerm.Slide 70New TD Credit Card accounts.Peer quarterly financial disclosure. Please refer to Slide 52, Endnote 6 for list of peers.Slide 711. FY 2015 compared to Q3 2025 branches. FY 2015 compared to Q2 2025 repositioned.2. Average hours reduced from 58.9 in Q1 2020 to 51 in Q1 2025.3. FY 2019 compared to Q3 2025 customers per branch.FY 2019 to FY 2024 5-year CAGR.FY 2022 to YTD August 2025.TitleSlideSlide 72 1 . Please refer to Slide 57, Endnote 1. S E C T I O N O N ESlide 73 1 . Please refer to Slide 57, Endnote 1. 77 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business BankTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N EBarbara Hooper Group Head, Canadian Business Bank

Canadian Business Bank A leading Canadian franchise, positioned for growth $ 160 B $ 121 B $ 30 B $ 6 B $ 2.1 B 20% 35% 2MM Deposits1 Business Retail auto Revenue2 NIAT2 ROE2,4 Efficiency Clients5 loans1 loans1 24% of TDBG Reported NIAT Ratio2,4 15% of TDBG Adj.3 NIAT Our advantages Topier market share across segments Trusted Advisors with Deep Client Relationships Commercial Banking6 #2 Credit # 3 Deposits I National Coverage & Local Presence Small Business Banking7 #2 Credit # 2 Deposits Specialization in Key Industries TD Auto Finance # 2 Auto / Indirect Loans8 # 1 Dealer Satisfaction with Prime and Throughhe-cycle Lending Non-Prime Credit Non-Captive Automotive Financing Providers979 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business Bank

Growth through the cycle fueled by deep client relationships

Resilient growth across economic cycles, poised for market opportunities

TD Market Share[1]
FY'04 to FY'24

#5	+700 bps	#2
~10% share		>17% share

Canadian Business Bank Business Loans[2]


Global Financial Crisis
COVID-19
Loan Growth: ~11% CAGR[3]
$16B
$121B
FY'04
FY'06
FY'08
FY'10
FY'12
FY'14
FY'16
FY'18
FY'20
FY'22
FY'24

Growth rooted in deep client relationships

50% Of Commercial client relationships >10 years[4]

70% Of 5-year loan growth from existing clients[5]

85% Commercial & Small Business clients are also Canadian Personal Bank clients[6]

~90% Annual client retention rate[7]

80 — TD INVESTOR DAY 2025

Canadian Business Bank

Our key differentiators drive decisions closer to the client

National scale

>70 Commercial Banking offices including

100%

coverage of top 25 CMAs[1]

100%

Retail branch coverage by Small Business account managers

>65%

Small Business customer acquisition via branch network[2]

Local coverage

Local team-based approach with heightened service focus

Better Business Bankers empowered with local decision-making authority[3]

~80%

of Commercial Banking credit decisions made locally

Trusted advisors

Dedicated account teams in Commercial

Enterprise leading customer experience scores[4]

Top talent

Access to top talent across the country

11.5 years

Average tenure of CBB Bankers[5]

~80%

Internal share of total hires (vs. external)[6]

81 — TD INVESTOR DAY 2025

Canadian Business Bank

Specialized talent for key industries driving share gains

National specialization

- Real Estate Development
- Equipment Finance
- Commercial Mortgages
- Auto
- Agriculture
- TD Innovation Partners

Local specialization (examples)

- Food & Beverage
- Diverse Segments
- Transportation
- Franchise
- Professionals
- Project Finance & Infrastructure

Spotlight: Specialization driving Commercial Auto Dealer[1] growth

Commercial Auto Dealer Market Share[2], %


Low-20s
Mid-teens
FY'19
FY'24

82 — TD INVESTOR DAY 2025

Canadian Business Bank

Continue to leverage our disciplined risk capabilities as we grow

Diversified Portfolios

C&I Portfolio[1]



$70B
15%
14%
13%
9%
6%
42%

- Agriculture
- Auto
- Health & Social Services
- Industrial & Trade Contractors
- Non-Bank Financial Institutions
- Other

CRE Portfolio[1]



$51B
25%
21%
19%
14%
11%
5%
6%

- Multi Unit Residence (CMHC Insured)
- Residential (Construction & Development)
- Commercial and Industrial
- Retail
- Multi Unit Residence (Conventional)
- Office
- Other

Sound Performance via Robust Underwriting

Impaired PCLs, bps[2]



70
50
30
10
-10
FY'18
FY'19
FY'20
FY'21
FY'22
FY'23
FY'24
FY'25 YTD3
TD
Peers4

Consistent underwriting

Favourable PCL performance

Cycle-tested client base

83 — TD INVESTOR DAY 2025

Canadian Business Bank

Our Strategic Review reinforced where we can accelerate growth

Strategically & Operationally

Expand distribution capacity

Deepen relationship banking across the enterprise

Simplify operating model including TD Merchant Solutions

Invest in digital self-service, automation, and AI to enhance client experience and colleague productivity

Financially

Accelerate revenue growth via client acquisition

Maintain price discipline and focus on ROE

Enhance already impressive efficiency ratio

84 — TD INVESTOR DAY 2025

Canadian Business Bank

We aim to deliver enhanced returns, growth, and efficiency

Medium-term (FY'29) Targets

Low-20s	High single digit	Low-30s
Adj.[1] ROE (%)	Adj.[1] PTPP[2] CAGR (%)	Adj.[1] Efficiency Ratio (%)

85 — TD INVESTOR DAY 2025

86 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business Bank87 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business Bank88 — T D I N V E S T O R D A Y 2 0 2 5

89 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business BankDeeper RelationshipsSimpler & FasterDisciplined ExecutionModernization driving speed & simplicity across the businessModernization roadmap FY’25 Mediumerm Modern credit & sales platform launch Agentic AI for onboarding, credit fundingSimplify How 20+ CBB processes reimagined YTD1 & compliance automationWe Operate Improved workflows for account opening & Document ingestion, fully integrated with sales transactions platform Self-service capabilitiesTitle(TD Business Central)Slide Expanded self-serve, integrated with other linesEnable Digital Digitally-assisted onboarding in Small Business of business (e.g., Global Transaction Banking) Banking (SBB) Endo-end digital onboarding in SBB S E C T I O N O N E Harness the Power AI-driven leads & chatbot (Knowledge Management Expanded and enhanced AI-powered auto-of Data & AI System) for internal policy / procedures adjudication, assisted adjudication and annual AI-Powered auto-adjudication review processautomation AI, digitization, provide and Eliminate 33% of 50% digital 1,000 bps increase inopportunity to drive over manual operational work onboarding in SBB2 digital adoption3 (vs. FY’24)the mediumerm: in SBB & Commercial 90 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Canadian Business Bank

Automating core credit processes to enhance client experience

		FY'24		Medium-term Targets
Credit Adjudication: Automated — Streamlined adjudication and proactive credit solutions for Small Business Banking and TD Auto Finance	TD Auto Finance auto-adjudicated	48%	>	>85%
	Small Business auto-adjudicated	50%	>	70%
	Small Business pre-approved offers	$5B	>	$25B
Credit Adjudication: Assisted — Automation and AI-supported credit analysis & underwriting in Commercial	Automation in Commercial credit processes	*Limited*	>	70%
	GenAI to reduce credit analysis and underwriting time	-	>	>25%

91 — TD INVESTOR DAY 2025

92 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Canadian Business Bank

Cost discipline aims to deliver ~$150-200MM in run-rate savings

Run-Rate Cost Savings Target

~$150-200MM



Medium-term

Medium-term Key Cost Initiatives

Distribution Transformation
- Increase digital adoption and onboarding
- Grow self-service capabilities and convenience

Automation & AI:
- Reimagine top processes
- Enhance colleague support tools (e.g., leveraging data to anticipate more client needs)

Procurement:
- TD Merchant Solutions / Fiserv arrangement
- Reduce third-party spend

Technology & Data Modernization:
- Further modernize the tech stack
- Execute refreshed data strategy

Low-30s
Medium-term adj.[1] efficiency ratio (%) target

93 — TD INVESTOR DAY 2025

Canadian Business Bank94 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business Bank95 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business BankEndnotes on Slide 79 Slide 79 1 . 12-month averages as of FY 2024. 2 . As of FY 2024. 3 . The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e., reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “Financial Results Overview” section in the Bank’s 2024 Annual Report and “How We Performed” section in the Bank’s Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.4 . For additional information about this metric, refer to the Glossary in the Bank’s Q3 2025 Report to Shareholders, which is incorporated by reference.5 . As of Q3 2025. 1MM Small Business Banking (SBB) clients, 100K Commercial Banking clients, 1MM TD Auto Finance (TDAF) clients. 6 . Commercial market share based on Canadian Bankers Association (CBA) data as of March 31, 2025, inclusive of 8 participating Canadian financial institutions. Commercial deposits categorized as >$0.5MM and loans categorized as >$1MM. Commercial credit market share includes corporate lending portfolios of market participants which for TD are part of the Wholesale Banking segment. 7 . SBB market share based on CBA data as of March 31, 2025. SBB loans categorized as <$1MM and deposits categorized as <$0.5MM. 8 . Based on CBA data for Auto/Indirect Loans as of March 31, 2025. 9 . TD Auto Finance received the highest score in the retail non-captive segment (2018-2021), in the retail non-captive prime segment (2022, 2024 & 2025) and the retail non-captive non-prime segment (2022-2025) in the J.D. Power Canada Dealer Financing Satisfaction Studies, which measure auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for moreTitledetails. SlideS E C T I O N O N E96 — T D I N V E S T O R D A Y 2 0 2 5

Canadian Business Bank

Endnotes on Slides 80 to 82

Slide 80

1. Credit market share per CBA, inclusive of 8 participating Canadian financial institutions. Credit market share includes corporate lending portfolios of market participants which for TD are part of the Wholesale Banking segment.
2. Amounts represent 12-month average business loans & acceptances.
3. Please refer to Slide 79, Endnote 4.
4. As of Q3 2025. Includes Commercial and SBB clients.
5. Based on 5-year data ending FY 2024. Includes Commercial and SBB clients.
6. As of Q3 2025. Calculated as number of clients that have active business banking products and at least one personal banking product as of end of reporting period; excludes business credit card only; clients represent owners of commercial and small businesses.
7. Based on FY 2024 data. Includes Commercial and SBB clients but excludes TDAF Retail. Data presented has not been adjusted to reflect clients that have ceased operations.

Slide 81

1. CMAs refer to Census Metropolitan Areas.
2. Based on account opening data FY 2023 to YTD Q3 2025.
3. Refers to Commercial Banking only.
4. Based on TD customer experience survey results as of FY 2024 and YTD August 2025.
5. Tenure represents average years of service at TD as of Q3 2025. "Bankers" defined as employees that work in customer facing roles including relationship management roles, and including roles that provide direct managerial, analytical, or operational support to relationship management roles.
6. 3-year average; calculated as total internal hires divided by sum of total hires.

Slide 82

1. Commercial Auto Dealer classified under SIC codes 6311 and 6312.
2. Commercial Auto Dealer market share based on CBA data as of December 31, 2024, inclusive of 8 participating Canadian financial institutions. Commercial Auto Dealer market share includes corporate lending portfolios of market participants which for TD are part of the Wholesale Banking segment.

97 — TD INVESTOR DAY 2025

Canadian Business Bank

Endnotes on Slides 83 to 88

Slide 83

1. Commercial Banking period-end balance as at October 31, 2024.
2. Includes Commercial and SBB; excludes TDAF Retail.
3. YTD as of Q3 2025.
4. Peers are BMO, BNS, CIBC, and RBC.

Slide 85

1. Please refer to Slide 79, Endnote 3.
2. Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total Bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in US$) net of insurance service expense (ISE), and adjusted expenses (U.S. Retail in US$), grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.

Slide 87

1. FTE figures represent 12-month averages and include Commercial, SBB, and TDAF.
2. Period-end balances as of FY 2022, FY 2024, and medium-term end.
3. Business banking loans exclude TDAF Retail balances.

Slide 88

1. Up to maximum of 12 product categories, including deposit, loan, merchant acquiring, and cash management products & services.
2. New clients defined as SBB clients that have opened a profile with TD within the last 12 months.
3. Based on deposit-only new clients taking one additional product.
4. Trailing-twelve months results as of Q3 2025.
5. YTD as of Q3 2025.

98 — TD INVESTOR DAY 2025

Canadian Business Bank

Endnotes on Slides 90 to 94

Slide 90

1. YTD as of Q3 2025.
2. Represents the percentage of new SBB clients onboarded digitally.
3. Reflects expected increase in the percentage of active digital users across Canadian Business Bank in the medium-term; active users defined as Commercial and SBB clients registered on at least one digital banking platform (EasyWeb, Web Business Banking, TD Business Central) and having completed at least one digital transaction in the past 3 months.

Slide 93

1. Please refer to Slide 79, Endnote 3.

Slide 94

1. Please refer to Slide 79, Endnote 3.
2. Please refer to Slide 85, Endnote 2.

99 — TD INVESTOR DAY 2025

U.S. RetailTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N ELeo Salom President and CEO TD Bank, America’s Most Convenient Bank®

U.S. Retail

Deeply embedded top 10 P&C bank, a testament to our commitment to the U.S. market

$10.1B	$10.3B	~$386B	~$180B	~$314B	10MM+	~1,100
FY'24 Reported Revenue	FY'24 Adj.[1] Revenue	Total Assets[2]	Total Loans[3]	Total Deposits[3]	Clients[2]	Stores[2]


Reported NIAT[4] ($B)
Adj.[1] NIAT ($B)
+15% CAGR[5]
0.2
0.2
0.7
0.7
1.3
1.2
1.7
1.7
2.2
2.2
1.5
1.5
3.4
3.6
(0.7)
2.8
FY'05
FY'08
FY'11
FY'14
FY'17
FY'20
FY'23
FY'24
PCL ($B)
0.00
0.23
0.70
0.40
0.61
2.15
0.69
1.23

Leading franchise

Top 3 deposit market share in our footprint[6]

Top 10 market share in our footprint across Cards, C&I, CRE, RESL[7]

Deeply embedded in our communities

#1 Small Business Administration Lender Maine to Florida[8]

"Outstanding" Community Reinvestment Act rating since 2014[9]

Unwavering customer focus

#1 in Florida in the J.D. Power 2025 U.S. Retail Banking Satisfaction Study[10]

#1 TD Auto Finance in Dealer Satisfaction for 6-years in a row among National Non-Captive Prime Credit Lenders, in the J.D. Power 2025 U.S. Dealer Financing Satisfaction Study[11]

101 — TD INVESTOR DAY 2025

Note: All monetary figures and growth rates throughout the U.S. Retail presentation are in USD unless otherwise stated. Investment in Schwab has been excluded from all historic figures unless otherwise stated.

U.S. RetailSubstantial, low-cost deposit baseWe have a leading franchisein core markets1… Rank byHub location DepositsNew Jersey / # 1Pennsylvania New York # 2New England # 3Florida # 576% of U.S. Retail’s capped deposits2 in markets with top 3 deposit share…with sustained average …providing a competitive deposit growth3… advantage vs. peers Consumer $ 133 B Bank 6% CAGR 1.69 %Commercial $ 100 B Deposit Customer Rate4 Bank 6% CAGR ide Regionals5,6: 1.80% Money Centres5,6: 1.90% Deposits $ 233 B ex. Sweeps 6% CAGR Sweeps $ 81 B 142% -4% CAGR Liquidity Coverage Ratio7,8 Regionals6,9: 108% Total $ 314 B Money Centres6,9: 114% Deposits 3% CAGR 102 — T D I N V E S T O R D A Y 2 0 2 5

U.S. Retail

Sustained growth across our diversified portfolio, while respecting the asset cap

Ongoing investments and momentum in lending portfolios…

New Card product launches
Double Up, TD Clear, 3-2-1 rewards

Digital capabilities for Retail and Small Business clients
Underwriting, client interfaces

Deepening partnerships across Commercial and TD Securities

Expanded high-potential verticals
Healthcare, Not-For-Profit, Municipal Finance

Strategic Card partnerships
Nordstrom and Target

…has enabled continuous loan growth…


~$20B
Non-core loans
~$160B Total Core Loans
~$74B
Core Commercial Bank, 4% CAGR
~$86B
Core Consumer Bank, 4% CAGR
Total Loans[1]
4% Core Loan CAGR[2]

…and strong performance relative to peers

6.12%
Loan Yield[3]
Regionals[5,6]: 5.70
Money Centres[5,6]: 6.52

56%
Loans / Deposit Ratio[4]
Regionals[5,6]: 77%
Money Centres[5,6]: 55%

103 — TD INVESTOR DAY 2025

U.S. Retail

Demonstrated resilience since the Global AML Settlement

Trusted relationships with clients and deep ties to our communities has led to minimal customer attrition	**Deposits ex. Sweep balances stable Y/Y[1]**
Dedicated teams of bankers have sustained momentum in our core franchises	**Total Loans down 7%; Core Loans up 2% Y/Y[2]**
Unique culture and proactive colleague engagement has enabled strong retention	**Historically low employee attrition rates[3]**
Execution against U.S. balance sheet restructuring program has generated the capacity to serve our core clients	**10% Asset reduction[4]**
Strong fundamentals and bond repositioning have supported resilient financial performance	**Reported ROE[5] up 180bps; Adj.[6] ROE up 140bps FYTD**

104 — TD INVESTOR DAY 2025

U.S. Retail

AML remediation is our #1 priority

Milestones completed

- **Upgraded Leadership and Talent** including: new Head of Financial Crime Risk Management (FCRM), ~40 new executives and ~700 FTE in U.S. FCRM
- **Enhanced customer onboarding** procedures and **strengthened cash deposit** requirements
- **Improved investigative procedures** with updated guidelines and streamlined workflow
- Implemented **role-based targeted training** and **enhanced bank-wide general training**
- Deployed new **transaction monitoring platform** with enhanced **scenario coverage** and **capabilities**
- Implemented first phases of **specialized AI and Machine Learning** capabilities

In progress

- Further deployments of **Machine Learning and specialized AI** across transaction monitoring and customer screening platforms
- Continued data enhancements with roll-out of **dedicated data environments**
- Additional refinements and enhancements to governance, policies and procedures **across Financial Crime Risk Management program**
- **Continued training and development** of colleagues across the organization to help ensure effective BSA/AML risk management
- **Continued progress on Lookback reviews**

Majority of management remediation actions are expected to be complete by the end of calendar 2025

Significant work and important milestones remain in calendar 2026 and 2027

All management remediation actions will be subject to demonstrated sustainability as well as validation by the Bank's internal audit function

The U.S. BSA/AML remediation program remains subject to risks and uncertainties, including the review by the Monitor, and approval by our Regulators, FinCEN and the DOJ[1]

105 — TD INVESTOR DAY 2025

Note: "Management Remediation Actions" is considered by the Bank to consist of the root cause assessments, data preparation, design, documentation, frameworks, policies, standards, training, processes, systems, testing, and implementation of controls, as well as the hiring of resources.

U.S. Retail

Our Strategic Review has revealed where we can do better

Strategically & Operationally

Deepen relationships with Consumer and Commercial clients

Drive digital leadership across our businesses

Modernize technology and harness AI for productivity

Continue to enhance end-to-end governance & control infrastructure

Financially

Accelerate revenue growth across core business lines

Execute cost optimization to improve efficiency

Continue to prune non-core businesses

Exercise disciplined capital deployment across the U.S. Retail segment

106 — TD INVESTOR DAY 2025

U.S. RetailDeliver sustainable earnings growth while maintaining expensediscipline and investing in our franchise FY’26 Targets 9.5% $ 2.9 B High single digitAdj.1 ROE Adj.1 NIAT Adj.1 PTPP3 Growth (%)14% Adj.1 ROTCE2 Mediumerm (FY’29) Targets 13 % High single digit Mido-high 50s Adj.1 ROE Adj.1 PTPP3 CAGR (%) Adj.1 Efficiency Ratio2 (%) 18% Adj.1 ROTCE2 107 — T D I N V E S T O R D A Y 2 0 2 5

108 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution
U.S. Retail

We are a deposit powerhouse…

Powerful deposits franchise anchored in scale & loyalty…

7MM+	Chequing Accounts[1]
~$233B	Deposits ex. sweeps[2]
1.69%	Deposit Customer Rate[3]
88%	Non-Term Deposits[4]
+300bps	Chequing Acquisition vs. Industry[5]

…reinforced by leading brand awareness…


Unaided brand awareness, (%)[6]
+1000 bps
Regional Peers[7]
TD

…providing foundation for future growth

- Drive digital convenience & engagement
- Elevate relationship banking model
- Innovate product & value proposition
- Boost product penetration at onboarding

Medium-term Targets

Mid single digit deposit growth

Ex. Sweeps & Government deposits

Volume growth coupled with tractor repricing will yield significant revenue growth

109 — TD INVESTOR DAY 2025

U.S. Retail110 — T D I N V E S R D A Y 2 0 2 5 Leverage our deposit advantage Reimagine Retail distribution Scale Cards franchise Deepen U.S. Wealth relationships Accelerate Commercial profitability …enabling deeper client relationships and strong revenue trajectory Simpler & Faster Disciplined Execution Core business priorities Other revenue factors Revenue profile Core loan growth Nordstrom revenue share lift Investment portfolio yield Tractor repricing Non-core loan run-off Lower Sweep deposit balances U.S. Retail FY’24 Medium-term Target ~$10.3B Adjusted1 Mid-to-high single digit CAGR ~$10.1B Reported 64335-001 29Sep25 12:48 Page 111

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Reimagining Retail Distribution by accelerating digital & mobile

Simplify & strengthen digital account opening & onboarding	Improve relationship depth & primacy across Cards, Wealth, and Payments	Deliver choice, consistency & continuity in customer experience
Mobile-first experience with **real-time account funding** & ongoing onboarding	**Digital advice** through personalized nudges and Banker referrals	**Simple transactions** migrated to self-service and solutioning-focused **Contact Centre capabilities**

Medium-term Targets

Digital sales[1]	Digital adoption[2]	Digital self-service[3]
from 34% **to 50%**	from 57% **to 70%**	from 84% **to 90%**

111 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Transitioning stores to advice-based model


Balance is

Enabling the transition…

- Shift simple transactions to digital channels, positioning stores as advice centres
- Upskill colleagues and redesign stores to support tailored advice delivery
- Embed advice across client interactions to deepen relationships & product penetration

…while delivering

~10%	~$100-150MM
Store closures / relocations	Gross cost takeout

Relocations subject to regulatory approval

112 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Accelerating penetration to grow the Cards franchise

Foundational investments in our proprietary Bankcard franchise have delivered strong results…

Average Bankcard Loans ($B)


FY'22
2.0
FY'24
2.7
+30%

…with significant opportunity to further deepen penetration with qualified clients

- Unlock insights in our deposit portfolio leveraging behavioural deposit underwriting model
- Amplify targeted cross-channel marketing, streamlining digital onboarding experiences
- Activate stores and store colleagues to drive Card advocacy and penetration
- Leverage Target & Nordstrom store Cards & servicing platform investments to enable Bankcard maturation

Achieving the medium-term Bankcard penetration target….


<18%
+30%
FY'24
Medium-term Target

…coupled with the expanded Nordstrom partnership

~$700MM

Revenue lift through the medium-term

113 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Deepening Mass Affluent powers U.S. Wealth's growth

Organic growth in U.S. Wealth since TD Ameritrade divestiture with focus on Mass Affluent segment[1]


~$57B
~$600B

Mass affluent assets

~$57B — Mass Affluent client deposit and investment assets with TD[2]

~$600B — Mass Affluent client deposit and investment assets with other financial institutions[2]

Significant deepening potential within **~3MM existing mass affluent base**

~3x Mass Affluent Deposit and Investment balances for clients within U.S. Wealth's relationship banking model

Execution of tactical levers will aim to enable scale

- Enhance referral funnel to increase high-quality referrals from stores
- Hire ~500 advisors to scale the U.S. Wealth franchise and support NextGen stores
- Continuously evolve product & platform capabilities

Medium-term targets

~3x Mass Affluent Investment Assets[3]

~$300MM Revenue lift through the medium-term

114 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Our Commercial Bank targets significant, profitable growth

Strong, diversified base	Focused strategies to acquire and deepen
Small Business & Commercial Regional	• Increase deposit acquisition and customer accounts in Small Business • Enhance treasury management & payment capabilities to capture deposit and fee opportunities
Middle Market & Specialty	• Deepen core client relationships through TD Securities Middle Market capabilities and other U.S. Retail products • Expand titled roles in syndications and increase number of bilateral deals, driving greater commitments and fees

Supported by hiring ~200 additional Commercial Bankers across our footprint

Commercial Bank Medium-term Targets

Mid single digit Core loan CAGR ex. Institutional CRE[1]

+40% Cash Management fees

+50% TD Securities Advisory fees

~$700MM Core Revenue[2]

+500bps ROE

115 — TD INVESTOR DAY 2025

116 — T D I N V E S T O R D A Y 2 0 2 5 U.S. RetailHow we will deliver Deeper Relationships Simpler & Faster Disciplined Execution

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Balance sheet restructuring has simplified the U.S. franchise, enabling greater focus on core business profitability

Progress to date

- Sold Correspondent Mortgage portfolio
- Exited Commercial Auto portfolio
- Exited Supply Chain Financing
- Exited a portion of the EXIM portfolio
- Transferred our Corporate Banking portfolio to TDS
- Reduced elevated bank borrowing positions
- Initiated the wind-down of Retail Cards Services, Point Of Sale financing business
- Identified select Commercial Banking clients that do not meet our ROE objectives

Capacity vs. asset limitation[1]


Asset limit $434B
3
431
48
386
Q4'24
Q3'25
Capacity vs. limitation
Total assets

Targets

~$50B

Capacity to the asset limitation

Excluding non-HQLA capacity

~$20B

~10% U.S. RWA removed vs. FY'24 level

117 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Innovation will aim to drive sustainable savings and an agile operating model

Data management

- Deliver single client view to support relationship banking
- Rationalize data assets to support improved control infrastructure and AI implementation

Technology modernization

- Streamline core technology architecture (scalable, cloud-native, modular environment)
- Implement dynamic pricing across the segment
- Enhance customer relationship management tools

Core process transformation via AI

- Deploy ~10 AI use cases to automate routine operations
- Optimize end-to-end frontline processes by reducing processing time

Spotlight: Key AI themes

Automating operational and analytical processes

Knowledge management solutions

Real-time data activation & insights engine

~$200MM cost takeout through the medium-term

118 — TD INVESTOR DAY 2025

119 — T D I N V E S T O R D A Y 2 0 2 5 E U.S. Retail How we will deliver Deeper Relationships Simpler & Faster Disciplined Execution

U.S. Retail120 — T D I N V E S T O R D A Y 2 0 2 5 Title Slide S E C T I O N O N Deeper Relationships Simpler & Faster Disciplined Execution Allowance Coverage1,2 (bps) Delivering an integrated Control and Compliance infrastructure across the three Lines of Defense Implementing robust fraud, data and cyber platforms Building on strong prudential risk foundation across Capital, Liquidity and Credit Strengthening across risk categories Prudently reserved for elevated economic and credit uncertainty 2022 2023 2024 0 150 180 210 240 U.S. Retail Regional avg. Money Center avg. 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

Cost discipline aims to deliver ~$750MM in efficiency improvement

Adjusted[1] efficiency ratio target profile


~$750MM cost takeout
64%
Low-60s
Mid-to-high 50s
FY'25
FY'26
Medium-term

Structural cost reduction levers & medium-term targets

Lever	Target
Technology & Data Modernization **Automation & AI:** Core process transformation via AI implementation	~$200MM
Distribution Transformation • Lower product unit costs • ~10% store closure / relocation *(Relocations subject to regulatory approval)* **Procurement**: • Reduce 3rd party spend • Corporate real estate rationalization	~$300MM
Cost Moderation: Governance & control optimization, wind-down and sustainability	~$250MM

121 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

U.S. Retail

U.S. Retail aims to deliver ~13% adj.[1] ROE through the medium-term

Medium-term ROE target profile

- **Underlying business performance** reflects base revenue growth, macro-tailwinds
- **Execute against key deepening opportunities**
- **Balance sheet restructuring** aims to deliver ~$20B of RWA & $2B+ ACAP release
- **Cost optimization** aims to eliminate ~$750MM from our cost infrastructure

Continue to invest in our AML remediation, end-to-end governance and control infrastructure, business investments and technology transformation

U.S. Retail Bank Adjusted[1] ROE[2]


ROTCE[2]
Reported: 8.1%
Adj.[1]: 11.5%
Reported: 10.7%
Adj.[1]: 13.5%
Adj.[1]: 18%
~13%
7.5%
Adjusted[1]
8.9%
Adjusted[1]
5.3%
Reported
7.1%
Reported
Q4'24
Q3'25
Underlying business performance
Key deepening opportunities
Balance sheet restructuring & capital optimization
Cost optimization
Medium-term Target

122 — TD INVESTOR DAY 2025

U.S. Retail

Why U.S. Retail

Top 10 banking franchise and leading foreign owned bank in the U.S.

Resilient financial performance with **leading capital and liquidity levels** among U.S. peers

Revenue acceleration potential through deeper client relationships in Consumer & Commercial

Expense discipline, expected to yield ~$750MM of cost takeout through the medium-term

High confidence in ROE enhancement trajectory, aiming to deliver ~13% adj.[1] in the medium-term

123 — TD INVESTOR DAY 2025

U.S. Retail

Endnotes on Slide 101

Slide 101

1. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
2. Represents total combined assets of TD Bank, N.A. and TD Bank USA, N.A. as of July 31, 2025. Number of stores as of July 31, 2025. Client count includes Commercial Banking, Consumer Banking, TD Auto Finance, and Wealth Consumer Customers as of July 31, 2025.
3. Represents Q3 2025 total average loan and deposit volumes.
4. Effective Q1 2025, certain amounts previously reported in the Corporate segment are now reported in the U.S. Retail segment. Comparative period amounts were reclassified to conform with the updated presentation, resulting in the restatement of certain U.S. Retail segment results. Refer to the Bank's Q1 2025 Report to Shareholders for additional information.
5. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.
6. Top 3 deposit share in 76% of footprint. FDIC market share analysis in TD's footprint (MSAs with TD stores from Maine to Florida) via SNL data through 2024.
7. Based on TD Cards, C&I, CRE, and RESL volumes as compared to aggregated Call Reports of reporting U.S. Personal and Commercial banks. Data obtained via S&P Capital through June 2025.
8. For 2024, TD Bank ranked #1 in Small Business Administration (SBA) lending in the Maine to Florida footprint for eighth consecutive year. Lenders ranked by the U.S. SBA based on the SBA's data for the units of loans approved during the period October 1, 2023 to September 30, 2024.
9. TD Bank, N.A. received an Outstanding Community Reinvestment Act (CRA) rating from the Office of the Comptroller of the Currency (OCC) for its most recent review period covering calendar years 2021-2023.
10. TD Bank received the highest score in a tie in Florida in the J.D. Power 2025 U.S. Retail Banking Satisfaction Study, which measures customers' satisfaction with their primary bank. Visit jdpower.com/awards for more details.
11. TDAF is ranked #1 in Dealer Satisfaction among National Prime Credit Non-Captive Automotive Finance Lenders for 6th consecutive year in the J.D. Power 2025 U.S. Dealer Financing Satisfaction Study. Visit jdpower.com/awards for more details.

124 — TD INVESTOR DAY 2025

U.S. Retail

Endnotes on Slides 102 to 103

Slide 102

1. Based on 2024 FDIC deposit data for New Jersey/Pennsylvania, New York, New England and Florida.
2. Capped deposits reflect maximum per store contribution of $500MM to aggregate deposit total.
3. Represents Q3 2025 average deposit volumes. CAGR represents Q3 2019 vs. Q3 2025 total average deposit volumes.
4. Represents Q3 2025 average customer deposit rate, excluding Schwab sweep balances.
5. Based on Regional peers' and Money Centre peers' Call Reports as of June 30, 2025.
6. Regional peers: Citizens, M&T Bank, PNC, Truist, and U.S. Bank. Money Centre peers: Bank of America, Citi, JP Morgan and Wells Fargo.
7. Reflects TDGUS Liquidity Coverage Ratio as of calendar Q2 2025.
8. Office of the Superintendent of Financial Institutions Canada's (OSFI's) Liquidity Adequacy Requirements guideline requires Canadian banks to disclose the Liquidity Coverage Ratio ("LCR") based on an average of the daily positions during the quarter.
9. Based on liquidity coverage ratio disclosed in Regional peers' and Money Centre peers' LCR public disclosures as of June 30, 2025. Regional peer calculation excludes Citizens and M&T Bank.

Slide 103

1. Represents Q3 2025 average loan volumes excluding portfolios identified for sale or run-off as part of the U.S. Retail balance sheet restructuring program.
2. CAGR represents Q3 2019 vs. Q3 2025 total average loan volumes excluding portfolios identified for sale or run-off as part of the U.S. Retail balance sheet restructuring program. Loan portfolios identified for sale or run-off include the point-of-sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios.
3. Loan yield represents Q3 2025 average yield on loans issued by TD Bank USA, N.A. and TD Bank, N.A.
4. Includes Schwab Sweep balances.
5. Please refer to Slide 102, Endnote 6.
6. Please refer to Slide 102, Footnote 5.

125 — TD INVESTOR DAY 2025

U.S. Retail

Endnotes on Slides 104 to 107

Slide 104

1. Based on average deposit volumes excluding Schwab sweep balances in Q3 2024 vs. Q3 2025.
2. Total Loans represents Q3 2025 average loan volumes. Core Loans represents Q3 2025 average loan volumes excluding loan portfolios identified for sale or run-off including the point of sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios.
3. Attrition rates based on internally sourced data from August 2020 to August 2025.
4. Based on total combined assets of TD Bank, N.A. and TD Bank USA, N.A. as of July 31, 2025 vs. total assets as of September 30, 2024.
5. Please refer to Slide 101, Endnote 5.
6. Please refer to Slide 101, Endnote 1.

Slide 105

1. As previously disclosed in the Bank's 2024 MD&A, on October 10, 2024, the Bank announced that, following active cooperation and engagement with authorities and regulators, it reached a resolution of previously disclosed investigations related to its U.S. BSA/AML compliance programs (the "Global Resolution"). The Bank and certain of its U.S. subsidiaries consented to orders with the Office of the Comptroller of the Currency (OCC), the Federal Reserve Board, and the Financial Crimes Enforcement Network (FinCEN) and entered into plea agreements with the Department of Justice (DOJ), Criminal Division, Money Laundering and Asset Recovery Section and the United States Attorney's Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and plea agreements, including meeting its requirements to remediate the Bank's U.S. BSA/AML programs. In addition, the Bank is also undertaking several improvements to the Bank's enterprise-wide AML/Anti-Terrorist Financing and Sanctions s U.S. BSA/AML Program" and "Risk Factors That May Affect Future Results – Global Resolution of the Investigations into the Bank's U.S. BSA/AML Program" sections of the Bank's 2024 MD&A and "Update on U.S. Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement Activities" section of the Bank's Q3 2025 Report to Shareholders.

Slide 107

1. Please refer to Slide 101, Endnote 1.
2. Please refer to Slide 101, Endnote 5.
3. Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total Bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in US$) net of insurance service expense (ISE), and adjusted expenses (U.S. Retail in US$), grossed up by the retailer program partners' share of PCL for the Bank's U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.

126 — TD INVESTOR DAY 2025

U.S. Retail

Endnotes on Slides 109 to 114

Slide 109

1. Number of Chequing Accounts as of July 31, 2025.
2. Represents Q3 2025 average deposit volumes.
3. Please refer to Slide 102, Endnote 4.
4. Represents percentage of Q3 2025 total average deposit volumes that are held in non-term deposits.
5. Based on industry chequing acquisition information disclosed in the BAI Executive Report 2024 Banking Outlook.
6. According to Kantar TD Bank Enterprise Ad and Brand Tracking, Q2 2025. Unaided brand awareness is defined as the percentage of respondents who spontaneously mention the brand.
7. Regional Peers include Citizens, Fifth Third, KeyBank, M&T Bank, PNC, Regions, Santander, and Truist.

Slide 110

1. Please refer to Slide 101, Endnote 1.

Slide 111

1. Digital sales based on Consumer Banking and Small Business Banking.
2. Active digital users as a percentage of total customer base. Active digital users are users who have logged in online or via their mobile device at least once in the last 90 days.
3. Self-serve share of transactions represents all financial transactions that are processed through unassisted channels (Online, Mobile, ATM, and Phone IVR).

Slide 114

1. Mass Affluent defined as customer who has an estimated $100,000 to $750,000 in investable assets.
2. Amounts are estimates based on an internal marketing model based on data as of January 2024.
3. Mass Affluent Investment Assets defined as Investment Management and Annuity balances and includes market appreciation.

127 — TD INVESTOR DAY 2025

U.S. Retail

Endnotes on Slides 115 to 123

Slide 115

1. Target core loan growth excludes portfolios identified for sale or run-off as part of the U.S. Retail balance sheet restructuring program as well as Institutional CRE loans.
2. Revenue target excludes impact of expected rate changes and tractor repricing.

Slide 117

1. As of March 31, 2025, TD's two U.S. banking subsidiaries, TD Bank USA, N.A. and TD Bank, N.A. (collectively, the "U.S. Bank") must comply with the asset limitation. The average combined total assets of the U.S. Bank cannot exceed ~US$434 billion (total assets as of September 30, 2024). The total assets test is performed quarterly and is an average of the assets for the current quarter and the preceding quarter.

Slide 120

1. Please refer to Slide 102, Endnote 6. Based on Regional peers' and Money Centre peers' Quarterly Results reporting from 2022 to calendar Q2 2025.
2. Allowance Coverage (bps) is depicted as U.S. GAAP / CECL Coverage methodology. In 2023, the U.S. Retail segment converted to the CECL methodology. 2024 U.S. Retail Allowance Coverage reflects asset sales.

Slide 121

1. Please refer to Slide 101, Endnote 1.

Slide 122

1. Please refer to Slide 101, Endnote 1.
2. Excluding Schwab.

Slide 123

1. Please refer to Slide 101, Endnote 1.

128 — TD INVESTOR DAY 2025

Wealth ManagementTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N EPaul ClarkSenior Executive Vice President, Wealth Management

Wealth Management

Scaled and innovative leader in Canadian Wealth Management

$1.2T	$6.0B	52%	63%	$1.6B	2.6MM	2.6K
AUA / AUM[1,2]	Revenue[1]	ROE[1,2]	Efficiency Ratio[1,2]	NIAT[1]	Clients[1]	Advisors[1]

How we achieved our strong position

- History of reinventing ourselves
- Over 40-years of innovation, most recently real-time partial shares in Direct Investing
- Leader in leveraging institutional capability to drive innovation in retail products[3]
- Organically grown wealth franchise with proven track record of deepening bank relationships
- Relentless focus on efficiency and simplicity

Direct Investing (DI)

#1 Ranked self-directed brokerage[4] | **#1** Revenue[5] | **#1** AUA[5]

TD Asset Management (TDAM) & TD Epoch

#1 Manager – Canadian Institutional Assets[6] | **#1** Fastest growing ETF business[7] | **#2** Mutual Funds[8]

Financial Planning (FP)

#2 Fastest growing FP Advisors[9] | **#3** Market Share[6]

Private Wealth Management (PWM)

#1 Private Trust Estate Assets[10] | **#1** Fastest growing bank-owned PWM business[11] | **#4** Market Share[6]

130 — TD INVESTOR DAY 2025

Wealth Management

We have the largest acquisition pipeline of any wealth business in Canada[1]

Unique and efficient deepening pipeline with existing TD clients…

Largest Direct Investing business[2]


1MM
MA & U/HNW Direct Investing Clients without Advice[3]
100K
With PWM Advice

Leading CAD P&C business[4]


11.5MM
Canadian Banking Clients without TD Wealth[5]
3MM
With TD Wealth

…and growing external opportunity

Positioned to capture assets in motion


$1.2T
Intergenerational Wealth Transfer[6]
$175B
TD Wealth Share[7]

131 — TD INVESTOR DAY 2025

Wealth Management

We are now uniquely positioned to accelerate acquisition across every segment in every market in Canada

Expanded capabilities creating new entry points for acquisition ...	... across all client segments
Launched **Easy Trade**	**Mass Market** *Self-directed, digital-first capabilities*
Scaled virtual relationship models: **Financial Planning Direct** and **Private Banking Direct**	**Mass Affluent** *Hybrid model, goal-based planning*
Co-Located Private Bankers & Financial Planners in retail branches, and Private Bankers in commercial centres	**High-Net-Worth (HNW)** *Full-service, customized advisory*
Launched **Family Office**	**Ultra-High-Net-Worth (UHNW)** *Bespoke, holistic wealth solutions*

132 — TD INVESTOR DAY 2025

Wealth Management

Strategic Review confirmed the opportunity, our approach, and the outsized return it drives

Strategically & Operationally

Accelerate growth with TD's Canadian Banking clients

Deepen relationships between Direct Investing and Advice

Extend our leadership in Direct Investing and Asset Management

Simplify our business model to improve client experience and advisor productivity

Financially

Accelerate revenue growth via client acquisition and deepening relationships

Increase our mix of fee-based revenue

Extend our leading efficiency ratio

Help strengthen the Bank's ROE

133 — TD INVESTOR DAY 2025

Wealth Management

We aim to deliver outsized growth and enhanced returns

Medium-term (FY'29) Targets[1]

>60%	Mid-to-high single digit	High-50s	~$1.6T
Adj.[2] ROE	Revenue CAGR[3] (%) *Subject to market conditions*	Adj.[2] Efficiency Ratio (%)	AUA / AUM

134 — TD INVESTOR DAY 2025

135 — T D I N V E S T O R D A Y 2 0 2 5

136 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Wealth Management

Unparalleled Direct Investing (DI) pipeline into Advice

75K U/HNW[1] Clients in DI without an Advice relationship


$275B
Mass Affluent and U/HNW[2]
DI clients without Advice
$25B
with Advice

+ Leveraging our differentiated DI High-Value Client relationship managers

50
DI Relationship Managers, the most established dedicated team in Canada

Combined with our…

1,400
Private Wealth Management professionals

= Drive meaningful client and enterprise benefits

Annual run-rate medium-term target

$5B
Incremental Advice Assets

Driving Advice Market Share

137 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

Wealth Management
TD

We continue to expand our advisor base to capture the outsized deepening opportunity

Significantly expand our advisor base…

Financial Planners (FP) and Private Wealth Management Advisors[1], #


~2,200
~2,600
~3,800
Q4'19
Q4'24
Medium-term

+1,200
Planners & Advisors over the medium-term[2]

>75%
of asset growth in FP currently generated by new Financial Planners[3]

1.7x
more Net Asset Growth currently from new advisors[4] vs. Private Investment Advisor average

… by leveraging our talent development and acquisition programs

- Development opportunities for TD employees with >50% of expansion sourced internally[5]
- Compelling value proposition to external hires, including robust Relationship Banking referrals
- Enabling Financial Planners to specialize in investment management
- Transforming our discretionary business to attract top talent

138 — TD INVESTOR DAY 2025

Wealth Management Financial Planners (FP) and Private + 1,200 Wealth Management Advisors1, # Development opportunities for TD employees Planners & Advisors over the with >50% of expansion sourced internally5 mediumerm2 Sl 3,800 > 75 % Compelling value proposition to external hires, 2,600 of asset growth in FP currently including robust Relationship Banking referrals 2,200 generated by new Financial Planners3Enabling Financial Planners to specialize in 1.7 x investment management more Net Asset Growth currently from new advisors4 vs. Private Transforming our discretionary business toQ4’ 19 Q4’ 24 Medium- Investment A

140 — T D I N V E S T O R D A Y 2 0 2 5

141 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wealth Management

Continue to reinvent our business models, processes and the way we serve clients by leveraging AI and digital capabilities

Client experience

- Seamless client onboarding and account funding
- Client self-serve to reduce branch and call volumes

Advisor capacity

- Robust infrastructure for system stability and resiliency
- Data modernization and workflow integration

99%
Reduction in branch redirects from DI contact centres[1]
FY'25

80%
Digital account opening in Direct Investing
Medium-term

50%
Reduction in time required to write a financial plan
FY'26

25%
Advisor capacity improvement with AI and automation
Medium-term

142 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wealth Management

Combine our discretionary businesses to simplify our business model and enhance the value proposition

Unify two successful discretionary offerings… **…to position us for outsized growth**

	Private Investment Counsel[1]		Private Investment Advice Discretionary[1]			Combined Platform[2] Medium-term Target
Total assets	$50B	+	$55B	>	Total assets	$185B
Portfolio Managers	>100		>320		Portfolio Managers	~625

Dual

Operating model and competing value propositions

Two separate

- Trading & onboarding platforms
- Client reporting systems
- Sets of policies and procedures

Single

Operating model and clear, unified value proposition, for growth beyond the medium-term

$40MM

Platform and Operational Efficiencies medium-term target

143 — TD INVESTOR DAY 2025

144 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Wealth Management

Cost discipline aims to deliver ~$75MM in run-rate savings

Run-Rate Cost Savings Target

~$75MM



Medium-term

Selected Medium-term Key Cost Initiatives

Cost Moderation
- Structural simplicity
- Productivity initiatives
- Vendor optimization

Distribution Transformation
- Digitization of the Direct Investing onboarding experience

Automation & AI
- Straight-through processing acceleration
- Agentic AI automation

High-50s

Medium-term Adj.[1] Efficiency Ratio (%) Target

145 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

Wealth Management

Our leading efficiency generates capacity to reinvest in our business when and where it matters

Efficiency Ratio, %


71
65
63
60
High-50s
FY'24
Q3'25
Medium-term
TD
Closest peer
Peer Average¹

Technology Investment, $MM


Innovate for Tomorrow
Run the Business
+9%
CAGR
31%
37%
46%
FY'24
FY'26
Medium-term

- Digital client experiences (Easy Trade)
- Advisor productivity
- Straight through processing

Protecting our leading market position…

- ✓ Withstand economic downturns
- ✓ Adapt to the market and competitors
- ✓ Respond to margin compression
- ✓ Reinvest consistently in innovation

146 — TD INVESTOR DAY 2025

147 — T D I N V E S T O R D A Y 2 0 2 5

148 — T D I N V E S T O R D A Y 2 0 2 5

Wealth Management

Endnotes on Slides 130 to 131

Slide 130

1. Financials as at October 31, 2024 for AUA / AUM, and as of FY 2024 for revenue, return on equity (ROE), efficiency ratio and NIAT. AUA / AUM, revenue, ROE, efficiency ratio, and NIAT exclude Private Banking. AUA / AUM include $651B AUA and $530B AUM. "Advisors" include Financial Planners and Private Wealth Management Advisors, Private Bankers, and Specialists.
2. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.
3. Retail products for retail clients (refers to all non-institutional clients of TDAM).
4. TD Direct Investing was #1 in the Digital Brokerage Ranking, Globe and Mail, February 2025.
5. Investor Economics (a division of ISS Market Intelligence), June 2025.
6. Investor Economics (a division of ISS Market Intelligence), December 2024.
7. Securities and Investment Management Association (SIMA), October 2019 to July 2025.
8. Mutual fund market share among Big 6 Banks, SIMA, July 2025.
9. In advisor growth among Big 6 banks' financial planning units for 3-years ending December 2024, Investor Economics (a division of ISS Market Intelligence).
10. Private Trust estate assets, Investor Economics (a division of ISS Market Intelligence), December 2024.
11. Private Wealth Management and Full-Service Brokerage for 6-months ending June 2025, Investor Economics (a division of ISS Market Intelligence).

Slide 131

1. Based on an in-house pipeline from the largest Direct Investing business in Canada and leading Personal Banking business with #1 position in Personal Core Deposits.
2. Please refer to Slide 130, Endnote 5.
3. Mass Affluent, High-Net-Worth, and Ultra-High-Net-Worth clients in Direct Investing without a TD Wealth Advice relationship.
4. Bank 1 in 3 Canadians and #1 in Personal Core Deposits. As of Q3 2025.
5. Canadian Personal Bank and Commercial Banking clients without TD Wealth relationship or TD mutual fund. Includes approximately 300K clients that have both CPB and CBB relationships.
6. Between 2024-2032, Household Balance Sheet Report, Investor Economics (a division of ISS Market Intelligence), November 2024.
7. TD Wealth Share based on asset market share of Direct Investing and Advice businesses, as of December 2024.

149 — TD INVESTOR DAY 2025

Wealth Management

Endnotes on Slides 134 to 139

Slide 134

1. Adjusted ROE, Revenue CAGR, Adjusted Efficiency Ratio, AUA / AUM do not include Private Banking.
2. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
3. Please refer to Slide 130, Endnote 2.

Slide 136

1. For each dollar referred from Canadian Personal Bank, due to consolidation from Other Financial Institutions (OFIs).
2. From Canadian Personal Bank clients with a Wealth relationship.

Slide 137

1. High-Net-Worth and Ultra-High-Net-Worth clients with $750K+ AUA in Direct Investing without a TD Wealth Advice relationship.
2. AUA of Mass Affluent, High-Net-Worth and Ultra-High-Net-Worth clients with $250K+ AUA in Direct Investing without a TD Wealth Advice relationship.

Slide 138

1. Advisors, Private Bankers, Specialists.
2. Based on distribution expansion sourced both internally and externally.
3. Planners with less than three years tenure.
4. Advisors with less than five years tenure and not part of a team.
5. Financial Planning and Private Wealth Management from 2022 to 2024.

Slide 139

1. Based on expected client growth, including from Easy Trade App redesign.
2. Based on observed user growth trend in Active Traders and corresponding growth in trades per day.

150 — TD INVESTOR DAY 2025

Wealth Management

Endnotes on Slides 140 to 143

Slide 140

1. Institutional weighted average fees in FY 2024 compared to FY 2019.
2. SIMA, October 2019 to July 2025.
3. Based on Morningstar ratings and data as of August 31, 2025.

Slide 142

1. November 2024 to October 2025.

Slide 143

1. As of December 2024.
2. Subject to regulatory approval.

151 — TD INVESTOR DAY 2025

Wealth ManagementEndnotes on Slides 145 to 148Slide 1451. Please refer to Slide 134, Endnote 2.Slide 1461. Average of Canadian peers (Wealth Management segments of BMO, BNS, CIBC, RBC), peer earnings reports, Q3 2025.Slide 1471. Please refer to Slide 146, Endnote 1.Slide 1481. Please refer to Slide 131, Endnote 1. TitleSlideS E C T I O N O N E152 — T D I N V E S T O R D A Y 2 0 2 5

TD InsuranceTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N EJames RussellPresident & CEO, TD Insurance

TD Insurance

The leading Canadian digital direct insurer with a strong record of disruption

$6.5B	4MM+	#1	~28%
TD Insurance (TDI) Premiums 8% CAGR[1]	Clients[2]	Brand in Home and Auto[3]	5-year average ROE[4,5]

75 years of protecting Canadians

- **Diversified portfolio** - home, auto, business, life & health
- Proven **transformation leadership** using latest technologies
- Differentiated claims experience via **exclusive auto centres**
- Consistent track record of **organic growth**

#1 Direct Insurer[6]

#1 Affinity Insurer[6]

#1 Digital Insurer[7]

#3 Personal Lines Insurer[6,8]

154 — TD INVESTOR DAY 2025

TD Insurance

TD Insurance products provide significant franchise value

We protect TD clients with a strong suite of products and extend reach to additional valuable segments

Protecting TD Bank Clients
Embedded and/or integrated with Bank products

CPB
- Credit Protection
- Balance Protection
- Travel Insurance

CBB
- Business Credit Protection

Wealth Management
- Travel for High-Net-Worth Clients

Protecting both TD Bank and non-Bank Clients
Enhances financial security of Bank clients

- Auto Insurance
- Home Insurance
- Life Insurance
- Accident & Sickness

- Small Business Insurance

- Private Client Advice – White Glove Service for High-Net-Worth Clients

Affinity
Reach additional pools of potential TDI clients

750	Professional, Alumni & Employer Groups[1]
1.6MM	Insurance Affinity Clients[1]
10MM	Unique Prospects[1]

155 — TD INVESTOR DAY 2025

TD Insurance

Scaled, direct model offers irreplicable unique advantages

Brand Power	**+16%** More efficient marketing[1]
Client Segments	**1.5x** Higher tenure from Affinity clients[2]
E2E Client Lifecycle Ownership	**10MM+** Annual interactions with clients[3]
Cost Leadership	**5-10 points** Distribution cost advantage[4]


Our growth flywheel
1
Low-cost advantage enables transformative investments
2
Digitization & automation shifts costs to fixed; 20% avg. annual phone channel cost reduction[5]
3
Proprietary shopping, servicing and claims data drive analytics sophistication
4
Efficient marketing fuels growth, widening expense advantage vs. peers

156 — TD INVESTOR DAY 2025

TD Insurance

Strategic Review highlights opportunities to double General Insurance business

Strategically & Operationally	Financially
Extend lead in client acquisition	Continue to prudently manage catastrophe risk
Re-envision the business with AI	Widen ROE advantage through expense management
Excel in pricing and operations analytics	Double fee income, contributing to diversified enterprise revenue mix

157 — TD INVESTOR DAY 2025

TD Insurance

Success enables enhanced growth, efficiency, and profitability

Medium-term (FY'29) Targets

~28%	Double Digit	~30%
Adj.[1] ROE	Premiums CAGR[2] (%)	Adj.[1] Efficiency Ratio[2] (Net of ISE)

158 — TD INVESTOR DAY 2025

How we will deliver Deeper Relationships Simpler & Faster Disciplined Execution 159 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution
TD Insurance

Outpacing the industry through dominant brand strength & digital marketing leadership

Best-in-class marketing organization

- **2x marketing effectiveness**[1] (FY'19-FY'24), **+100% demand, 3MM quotes**
- Leverage **halo effect from TD's brand**; Canada's most valuable brand[2]
- **Top honours from Google** for AI-based marketing excellence[3]

Continuously enhancing marketing effectiveness

- **#1 in awareness** for Home & Auto insurance[4]
- **AI-driven personalized ads** to sustain high performance
- **Proprietary data** powers **lifetime profitability models** for targeting

Investing in acquisition and targeting

- **Increase marketing spend** to support direct insurance strategies
- **Extend #1 online share of voice**[5]; 80%+ quotes completed online
- **Become #1 stop** for Canadians shopping for home and auto insurance

Accelerate GI business to reach #2 market share rank


Gross Written Premiums, $B
$4B
$6B
10% CAGR
Double Digit CAGR
FY'19
FY'24
Medium-term
TDI
$21B
$27B
$37B
5% CAGR
Single Digit CAGR
FY'19
FY'24
Illustrative over medium-term
Top 5 peer group[6]
(excluding TDI)

160 — TD INVESTOR DAY 2025

TD InsuranceDeeper RelationshipsSimpler & FasterDisciplined ExecutionExceed client expectations withleading digital capabilities4.8 Top Rated Insurance App2 Medium- Unrivaled Digital Assets Current term Clients digitally 75% 90%+ Slideengaged3 #1 Search Engine Optimization1 MyInsurance 2 MM 3 MM+ transactions digitally Quotes completed 80% 85%+Mature Performance Ecosystem new Digitally premiums driven $ 0.8 B $ 2 B161 — T D I N V E S T O R D A Y 2 0 2 5

How we will deliver Deeper Relationships Simpler & Faster Disciplined Execution 162 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

TD Insurance

We continue to disrupt the industry, harnessing full potential of AI

Direct Advantages

Vertically-integrated direct model enables scale efficiency

- Ownership of client data & experience
- Inhouse claims functions
- Lower marginal cost

Digital Transformation (FY'19 to today)

Strategic investments enable faster client service and lower costs

- Cloud-based admin platform
- Digital sales & self-service
- Process re-engineering and task automation

AI in Everything (future state)

Uniquely positioned to deliver personalized client experiences via AI

- GenAI chatbots
- 80%+ calls triaged by AI agents
- Guided self-service client journeys
- AI-powered claims settlement
- Advisors supported by AI tools

Millions of customer interaction datapoints

~15% Shorter cycle times in Auto Centres

$50MM+ Annualized deflected costs via self-serve

Future State

~100% colleagues will be equipped with AI

$1B+ Annual cost base to be targeted for simplification & automation

163 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

TD Insurance

Reimagining insurance for our clients in the age of AI



164 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution

TD Insurance

Raising the bar with fast and intuitive AI-powered claims

From: Manual auto claims process with multiple handoffs….

Accident occurs > Police report > Initiate claim > Vehicle sent for repairs > Rental arranged

To: Streamlined, automated claims experience powered by AI in the medium-term

Accident occurs > AI-powered app detects crash >
- Emergency services
- Tow sent
- Claims & rental initiated

Over the medium-term, we aim to deliver…

Auto claims settlements in less than 15 minutes[1]

~90% reduction in Home claims cycle time[2]

Higher client satisfaction

165 — TD INVESTOR DAY 2025

How we will deliver Deeper Relationships Simpler & Faster Disciplined Execution 166 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

TD Insurance

We have invested in next-generation analytics to drive profitable growth

Our unique combination of Talent, Data and Technology….

Talent

300+
Data Scientists, Analytics / AI Specialists, and Actuarial Talent[1]

layer 6
AI at TD

Data

Billions
Of unique proprietary datapoints[1], including:

- **10MM** annual TD MyInsurance logins
- **1MM** hours of annual client calls
- **8B km** of collected driving data
- **10+ petabytes** of data consumed annually for modeling sophistication

Technology

Cutting Edge
Cloud-based deployment environment, enabling:

- Integrated analytics ecosystem
- Real time AI reinforcement learning
- Advanced rating models
- Agentic AI-supported fraud detection

… allows us to grow with confidence…

New Usage Based Auto Insurance program


5 / 5

- Personalized advice to improve driving behaviour
- Advanced segmentation for accurate pricing
- New pricing variables

… and aim to generate

$200MM+

AI-driven benefits over the medium-term

167 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
TD Insurance

We have a robust toolbox to manage catastrophe risk

Pricing & Underwriting

100s

Of pricing & product actions in FY'25

Reinsurance Management

$2.5B

Reinsurance coverage including $150MM CAT Bond (first in Canada[1])

Claims Resourcing

120+

Dedicated CAT Claims staff, improving outcomes at lower costs[2]

Monitoring & Controls

Advanced

Accumulation framework to manage concentration risk

Prevention & Advice

Partnered

With Wildfire Defense Systems for loss prevention

168 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | **Disciplined Execution**

TD Insurance

Cost discipline aims to deliver ~$200-300MM in run-rate savings

Run-Rate Cost Savings Target[1]

~$200-$300MM



Medium-term

Medium-term Key Cost Initiatives

Distribution Transformation: Advance digital adoption via best-in-class client experiences across sales, servicing and claims (e.g., online purchase, self-serve, photo-based estimation)

Technology & Data Modernization: Lead in analytics sophistication (e.g., pricing, targeting, fraud detection)

Automation & AI: Reimagine the business with AI, including transforming claims via chatbot, triage, summarization and content management

~30%

Medium-term Adj.[2] Efficiency Ratio (Net of ISE) Target

169 — TD INVESTOR DAY 2025

TD Insurance

Why TD Insurance

Irreplicable growth flywheel fueled by direct model, brand power & cost leadership

Sophisticated client acquisition through marketing investments

Leading digital-first capabilities powering personalized experiences

Proprietary data enabling superior risk management

Primed to lead and disrupt in **AI-driven growth cycle**

170 — TD INVESTOR DAY 2025

TD Insurance

Endnotes on Slides 154 to 156

Slide 154

1. 5-year Total TDI Premiums CAGR FY 2019 to FY 2024.
2. As of July 2025.
3. Ipsos, TD Insurance ranking, English Canada past 12 months ending June 2025 among Home & Auto insurance holders or next 12 months purchase intenders.
4. Average Return on Equity (ROE) from FY 2019 to FY 2024; ROE based on IFRS 4 from FY 2014 to FY 2022; IFRS 17 FY 2023 to FY 2024.
5. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.
6. Rankings based on data compiled from MSA Research for the year ended December 31, 2024. Excludes public insurance entities (Insurance Corporation of British Columbia, Manitoba Public Insurance, and Saskatchewan Auto Fund).
7. Based on gross written premiums originating from digital quotes for the six months ended June 2025. As compared to other major insurers based on metrics disclosed in their public presentations.
8. Home and auto insurance.

Slide 155

1. As of July 2025.

Slide 156

1. TD Master Brand media provided a 16% uplift in account acquisition contribution from July 2022 to April 2024.
2. Average client tenure for TD Affinity clients vs. non-Affinity TD clients.
3. Customer interactions in Fiscal 2024 across phone channel, TD MyInsurance application, and TD Insurance website.
4. TD sales, marketing, and other distribution expense, as a % of premiums, compared to general insurance industry commissions and other distribution expenses, as a % of premiums.
5. Average FY 2022 to FY 2024 phone channel costs reduction, as a % of premiums.

171 — TD INVESTOR DAY 2025

TD Insurance

Endnotes on Slides 158 to 161

Slide 158

1. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
2. Please refer Slide 154, Endnote 5.

Slide 160

1. Measured as incremental General Insurance new business gross written premiums per $1 of incremental marketing spend.
2. TD Bank Group was ranked #1 most valuable brand in Canada by Brand Finance, 2025 Canada 100 report.
3. TD Bank Group won silver at Google Canada's Search Honors Awards on November 2024.
4. Please refer Slide 154, Endnote 3.
5. STAT Search Analytics - TD Insurance has organic share of voice representing the #1 highest amongst all Canadian General Insurance competitors for our tracked keyword set. As of July 2025.
6. Top personal lines peer group includes: Aviva Canada, Definity (including Travelers Canada pro forma), Desjardins General Insurance, and Intact Insurance (including RSA Canada pro forma).

Slide 161

1. Please refer Slide 160, Endnote 5.
2. Canada's top-rated Home and Auto Insurance App. Based on user ratings on Google Play and App Store as of July 2025.
3. Measured as the share of accounts with an accountholder registered for digital self-service.

172 — TD INVESTOR DAY 2025

TD Insurance

Endnotes on Slides 165 to 169

Slide 165

1. Auto physical damage claims.
2. Measured by average time from claims first notice of loss to claims settlement by medium-term, as compared to Fiscal 2024.

Slide 167

1. As of July 2025.

Slide 168

1. TD Insurance sponsored the first-ever Canadian-denominated catastrophe bond (CAT bond) in January 2025, covering Canadian perils of earthquake and severe convective storm in the amount of $150 million.
2. As of July 2025.

Slide 169

1. Including Insurance Service Expense.
2. Please refer to Slide 158, Endnote 1.

173 — TD INVESTOR DAY 2025

Wholesale BankingTD Investor Day – September 29, 2025TitleSlideS E C T I O N O N ETim Wiggan Group Head, Wholesale Banking

175— T D I N V E S T O R D A Y 2 0 2 5

176 — T D I N V E S T O R D A Y 2 0 2 5

Wholesale Banking

We have strong client momentum, accelerating revenue growth

Corporate & Investment Banking

Accelerating our U.S. ECM Franchise

- Sole bookrunner on largest recent convertible offering[1]
- Ranked #4 in biotech issuance league tables YTD, raising US$2.2B in proceeds for clients across 16 transactions[2]

Delivering Innovative DCM Solutions

- Led US$8B pre-capitalized securities (P-Cap) deals[3] (90%+ market share since 2023)
- Led IFR North America Financial Bond of the Year[4]

Global Markets

Client-Centered Leadership in Equities

- Leading North America equities wallet share[5]
- First Canadian bank to launch algorithm swap trading

Commodities Franchise with Market-Leading Capabilities

- #1 Overall Commodities Dealer by Energy Risk, 2025
- Innovative client solutions (e.g., recently launched Gold-Linked structured note)


Avg. Quarterly Revenue[6]
21%+ CAGR[7]
$1.2B
$2.1B
FY'22
FY'25 YTD

FY'25 YTD is ~**1.8x** higher than FY'22[6,8]

177 — TD INVESTOR DAY 2025

178 — T D I N V E S T O R D A Y 2 0 2 5

Wholesale BankingOur Strategic Review has revealed areas to accelerate growthitleStrategically & OperationallyDeepen relationships by delivering the full product suiteS E C T I O N O N EInvest in capabilities (GTB, erading, Prime Services) Build a scalable foundation to facilitate growth Continue enhancing our risk and control environment FinanciallyImprove frontline productivity and performance Reduce costs through targeted efficiency initiatives Optimize balance sheet and drive capital discipline179 — T D I N V E S T O R D A Y 2 0 2 5

180 — T D I N V E S T O R D A Y 2 0 2 5

Wholesale Banking

We aim to deliver accelerated growth and enhanced returns

Medium-term (FY'29) Targets

~13%	High single digit	Low-60s
Adj.[1] ROE	Revenue CAGR (%) *Subject to market conditions*	Adj.[1] Efficiency Ratio (%)

181 — TD INVESTOR DAY 2025

182 — T D I N V E S T O R D A Y 2 0 2 5

183 — T D I N V E S T O R D A Y 2 0 2 5

184— T D I N V E S T O R D A Y 2 0 2 5

185 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wholesale Banking

Global Markets

Broad trading capabilities and deep institutional client relationships

Leading platform differentiated by scale & product depth


Prime Brokerage
Fixed Income
Equity Derivatives
$4.2B
Revenue[1]
Cash Equities
Securitized Products
Commodities
Repo
Foreign Exchange


8%
Asia
11%
Europe
38%
Canada
43%
U.S.
FY'24 Revenue

Strong clients, exceptional teams, proven results

7.5K
Clients[2]

# of Clients
~17%
Growth Since FY'22[3]

Penetration of Top 100 Financial Institutions in the Americas
+90%[4]

1.6K
Frontline Colleagues[5]

Front Office MD / Director Colleagues
+200%
Growth Since FY'22[6]

Colleague Footprint
~25% Canada[5]
~55% U.S.[5]

186 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wholesale Banking

Global Markets

Accelerating Fixed Income growth across core strengths & expansion opportunities

Client breadth anchored by proven product leadership


Public Sector
Insurance
Hedge Fund Managers
~5K Clients[1]
Asset & Wealth Managers
Banks & Intermediary

#1 in Canadian Investment Grade Credit Service Quality[2]

#1 in Canadian Provincial Bonds Service Quality[2]

Top 5 Largest ABCP Program Administrator[3]

Top 10 in Global SSA[4]

Strategic growth opportunities

1. **Enhance product suite** – derivative hedging solutions, total return swaps, portfolio trading
2. **Capture wallet share in underpenetrated core products** – G10 rates, G10 credit
3. **Grow Mortgage-Backed Securities platform** – "originate to distribute" in partnership with U.S. Retail

~$750MM Annual Fixed Income revenue opportunity

187 — TD INVESTOR DAY 2025

Wholesale BankingDeeper RelationshipsSimpler & FasterDisciplined ExecutionGlobal MarketsLeading automated trading capabilities through TDSAT, built for the futureOur edge: leading quant firm + global bank Growth and leadership across a widening set of securities Munis Trades Munis New Issue Munis ETFs IG Credit Trades Daily Average3 Deal Count4 Primary Transactions5 Daily Average630% TDSAT revenue CAGR since FY’221 Better execution and pricing for our clients Delivering Better liquidity and risk management for our traders $10MM TDSAT revenue / Front Office FTE2 Accelerated revenue growth and efficiency gains for our platform188 — T D I N V E S T O R D A Y 2 0 2 5

189— T D I N V E S T O R D A Y 2 0 2 5

190 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution

Wholesale Banking

Simplifying how we operate to execute with speed and agility

Key Actions

Realigned CIB leadership to create **seamless client coverage**

Unified Global Markets leadership across Equities and FICC to **streamline capital resource allocation**

Continued to enhance Risk, Compliance and Legal control environment to enable **faster decision making**

Moving to an agile, product-led delivery model to build smarter tools that streamline workflows and **improve the client experience**

Revenue growth | **Client satisfaction** | **Reduced complexity**

191 — TD INVESTOR DAY 2025

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wholesale Banking

Technology investments driving simpler and faster operations

	Deliver client value	Modernize capabilities	Drive operational excellence	Protect the Bank
Priorities	Deliver client value	Modernize capabilities	Drive operational excellence	Protect the Bank
Example	**TD One Portal** – single sign-on to access TDS products and services	**TDS AI Front Office Assistant** – GenAI chatbot for instant access to equity research insights	**Maple** – end-to-end, automated lending solution that includes origination, trading, middle-office and servicing	Retiring legacy systems and upgrading core infrastructure
Outcomes	**Simplified client experience** *Have reduced log-ins from 5+ to 1*	**Enhanced productivity** *Generate research insights in 1/10th the time*[1]	**Increased efficiency** *50%+ fewer manual interventions*	**Stronger resiliency** *Invested $170MM in currency & modernization since 2022*[2]

192 — TD INVESTOR DAY 2025

193 — T D I N V E S T O R D A Y 2 0 2 5

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wholesale Banking

Strengthening our governance & control foundations

Focused initiative to strengthen risk and control frameworks and modernize core processes

Enhance regulatory responsiveness through enhanced control programs

Automate and simplify processes

Build stronger risk management capabilities

Risk Initiatives
Liquidity Risk
Market Risk
Interest Rate Risk
Credit Risk

Governance & Control
AML
Governance & Control
Product Control

Compliance Modernization
Trade Surveillance
Communication Surveillance
Control Room

Data Strategy
Data Quality & Accessibility
Data Management Process
Data Management Tooling

Process Improvement
Middle Office Tooling
Reconciliations
Payments
Tax Operations
Access Controls
Client Onboarding

Change Management
Quality Engineering
Delivery Excellence
Production Engineering
Development/Security/Ops
Document Management

194 — TD INVESTOR DAY 2025

195 — T D I N V E S T O R D A Y 2 0 2 5Title Slide S E C T I O N O N E 195 — T D I N V E S T O R D A Y 2 0 2 5 Cost discipline aims to deliver ~$500-600MM in run-rate savings Automation & AI: Scaling automation & AI usage across the business in front line and support Medium-term ~$500-600MM Deeper Relationships Simpler & Faster Disciplined Execution Run-Rate Cost Savings Target Medium-term Key Cost Initiatives Medium-term Adj.1 Efficiency Ratio (%) Target Low-60s Cost Moderation: Enhancing colleague productivity, optimizing real estate strategy, moderating discrete investments Wholesale Banking Technology & Data Modernization: Modernizing platforms and simplifying processes Procurement: Optimizing vendor and workforce strategy

Title Slide S E C T I O N O N E 196 — T D I N V E S T O R D A Y 2 0 2 5 Disciplined capital deployment through integrated client coverage Deploying our balance sheet to core clients Return hurdle Revenue hurdle Higher returning clients Lower returning clients Deepen relationships Expanded product capabilities Frontline productivity Client prioritization Active portfolio management RWA optimization To drive higher client relationship returns of corporate loan book RWAs can be repositioned to drive higher returns 20% ~13% ROE ~10% ~15% ~95% ~90% ~80% 5% <1% CIB Clients1 <1% Loans2 <5% RWA3 ~2,400 Core relationships Up-tier candidates Redeployment opportunities ~$51B ~$46B ~$800MM Annual revenue opportunity from moving lower return clients to above hurdle rates Deeper Relationships Simpler & Faster Disciplined Execution Wholesale Banking

Deeper Relationships | Simpler & Faster | Disciplined Execution
Wholesale Banking

We aim to deliver accelerated growth and enhanced returns


Adjusted[1] ROE
9%
Adjusted[1]
7%
Reported
~13%
FY'24 ROE
Global Markets
CIB
Productivity and Efficiency
Expenses
PCL and Taxes
Capital
Medium-term
Low-70s
Adjusted[1] Efficiency Ratio
Low-60s

197 — TD INVESTOR DAY 2025

198 — T D I N V E S T O R D A Y 2 0 2 5 Title Slide S E C T I O N O N E 198 — T D I N V E S T O R D A Y 2 0 2 5 Why Wholesale Banking Strong client franchise with expanded platform fueling growth High confidence in ROE trajectory, aiming to deliver ~13% adj.1 over the medium-term Cost discipline through productivity and efficiency improvements Capital discipline through strategic lending, portfolio management, and RWA optimization Revenue acceleration through deeper relationships and investment in product capabilities Wholesale Banking Wholesale Banking

Wholesale Banking

Endnotes on Slides 175 to 177

Slide 175

1. Internal data. Defined as clients that generated revenues during FY 2024.
2. As at October 31, 2024.
3. As at October 31, 2024. Includes gross loans and bankers' acceptances related to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
4. As at October 31, 2024. Includes Corporate Cash Management deposits for U.S. and Canada as well as Financial Institution deposits.
5. As at October 31, 2024. Amounts are calculated in accordance with Office of the Superintendent of Financial Institutions Canada (OSFI) Capital Adequacy Requirements guideline.
6. As of FY 2024.
7. Calendar year-to-date through August 31, 2025. Based on Dealogic, investment banking fees.
8. Calendar year-to-date through August 31, 2025. Bloomberg, ranking for Canadian corporate bonds.
9. Calendar year-to-date through September 25, 2025. Bloomberg.
10. Coalition Greenwich Voice of Client 2024 Canada Fixed Income Study. Rank based on Greenwich Quality Index.
11. July 2024 to June 2025. Sourced from a third-party market survey.
12. Calendar year-to-date through August 31, 2025. Based on internal tracking, MarketAxess, and TMC data.
13. As of August 31, 2025.

Slide 177

1. In June 2025, TDS was sole bookrunner for GameStop's US$2.25B zero-coupon convertible bond offering.
2. Calendar year-to-date through August 31, 2025. Dealogic investment banking fees and publicly available company press releases.
3. Calendar year-to-date through August 31, 2025. Bloomberg and publicly available company press releases.
4. 2024 International Financing Review (IFR) Award for Equitable Holdings US$600MM pre-capitalized securities (P-caps) issuance. TD was the Sole Structuring Advisor, Left Lead Bookrunner, Billing & Delivery Agent, Calculation Agent, and Lead Dealer Manager on the liability management exercise.
5. July 2024 through June 2025. Sourced from a third-party market survey, represents Top 10 ranking.
6. Calculated on rounded numbers.
7. For additional information about this metric, refer to the Glossary in the Bank's Q3 2025 Report to Shareholders, which is incorporated by reference.
8. Calculations based on quarterly revenue. FY 2025 YTD as of Q3 2025.

199 — TD INVESTOR DAY 2025

Wholesale Banking

Endnotes on Slides 178 to 183

Slide 178

1. As at October 31, 2024. Includes Corporate gross loans and bankers' acceptances related to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
2. This metric was calculated by taking the average of the quarterly impaired PCL ratio for each given time period.
3. This metric was calculated by taking the average of the quarterly reported impaired PCL ratio for the period of Q4 2020 to Q3 2025.
4. As of October 31, 2024.
5. Trading revenue FY 2019 to FY 2024 CAGR of 12.1% / average VaR FY 2019 to FY 2024 CAGR of 8.2%.

Slide 180

1. Please refer to Slide 177, Endnote 7.
2. The Bank prepares its consolidated and interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures such as "adjusted" results (i.e., reported results excluding "items of note") and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank's performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "Financial Results Overview" section in the Bank's 2024 Annual Report and "How We Performed" section in the Bank's Q3 2025 Report to Shareholders (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
3. This average metric is a non-GAAP measure. The metric was calculated by averaging the quarterly reported efficiency ratio for the period of FY 2018 to FY 2022. Adjusted results equal reported results for this period.
4. This average metric is a non-GAAP measure. The metric was calculated by averaging the quarterly reported return on equity for the period of FY 2018 to FY 2022. Reported and adjusted figures are substantially the same for this period (adjusted ROE 14.64% vs reported ROE 14.66%) with immaterial differences attributable to rounding.

Slide 181

1. Please refer to Slide 180, Endnote 2.

Slide 183

1. As of FY 2024. Corporate & Investment Banking revenue includes revenue from Equity Capital Markets and Debt Capital Markets which are subject to a revenue share agreement.
2. CME: Communications, Media, & Entertainment.
3. Corporate & Investment Banking clients that generated fee revenue during the three-year period ending April 2025.
4. Number of clients that generated revenue in the average three-year period ending FY 2022 compared to the average three-year period ending fiscal year-to-date as of April 2025.
5. Based on Dealogic investment banking fees from January 2023 to June 2025. Excludes sell-side fee payers.
6. FTE as of October 31, 2024.
7. From October 31, 2022 to October 31, 2024.

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Endnotes on Slides 184 to 187

Slide 184

1. Based on Dealogic investment banking fees for January 2023 through June 2025. Leading comparable peer is RBC. Represents North American deal activity.
2. Please refer to Slide 183, Endnote 2.

Slide 185

1. Based on internal data.

Slide 186

1. As of FY 2024. Global Markets revenue includes revenue from Equity Capital Markets and Debt Capital Markets which are subject to a revenue share agreement.
2. Global Markets clients that generated revenue during FY 2024.
3. Number of clients that generated revenue in FY 2024 compared to FY 2022.
4. Coalition Greenwich Institutional Client Analytics Analysis 2023. The proportion represents TD Bank's client penetration across Fixed Income and Equities products in the Americas.
5. Please refer to Slide 183, Endnote 6.
6. Please refer to Slide 183, Endnote 7.

Slide 187

1. Please refer to Slide 175, Endnote 1.
2. Please refer to Slide 175, Endnote 10.
3. As of March 31, 2025. Moody's Global Asset-Backed Commercial Paper (ABCP) Program Tracker.
4. September 2024 to August 2025. Bloomberg Sovereign, Supranational, and Agency (SSA) bond rankings.

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Endnotes on Slides 188 to 198

Slide 188

1. Revenue CAGR from FY 2022 to FY 2024.
2. As of FY 2024. Calculated using front office employees only for TDSAT business.
3. Calendar year-to-date through August 31, 2025. Sourced from internal data and MSRB.
4. Annualized calculations convert partial period (calendar year-to-date through August 31, 2025) as if year-to-date results continued for full 12 months. Annualized calculations do not serve as a forecast. Bloomberg.
5. Annualized calculations convert partial period (calendar year-to-date through August 31, 2025) as if year-to-date results continued for full 12 months. Annualized calculations do not serve as a forecast. Based on internal tracking.
6. Calendar year-to-date through August 31, 2025. MarketAxess and Tradeweb.

Slide 189

1. Coalition Greenwich Competitor Analytics 2024 (calendar year). TAM reflects Americas equities revenue pools excluding futures.
2. Sourced from a third-party market survey (July 2024 to June 2025).

Slide 192

1. Based on internal data.
2. Represents investment in FY 2023, FY 2024, and forecast for FY 2025.

Slide 195

1. Please refer to Slide 180, Endnote 2.

Slide 196

1. Please refer to Slide 175, Endnote 1.
2. Please refer to Slide 178, Endnote 1.
3. Please refer to Slide 175, Endnote 5.

Slide 197

1. Please refer to Slide 180, Endnote 2.

Slide 198

1. Please refer to Slide 180, Endnote 2.

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